Exhibit 99.3

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of March 26, 2025. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and its accompanying notes for the year ended December 31, 2024 (the “Financial Statements”), as well as the most recent Annual Information Form of the Company, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The Company’s Financial Statements and this MD&A are reported in thousands of U.S. dollars and U.S. dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q4 2024	Three months ended December 31, 2024
Q4 2023	Three months ended December 31, 2023
FY 2024	Twelve months ended December 31, 2024
FY 2023	Twelve months ended December 31, 2023

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded energy and compute infrastructure company. Bitfarms primarily operates vertically integrated Bitcoin data centers with primarily in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: Canada, the United States, Paraguay and Argentina, powered by long-term competitively priced power contracts.

The Company’s ability to operate and secure power through its production sites are summarized as follows:

Country	Energized capacity as of March 26, 2025	Contracted capacity as of March 26, 2025
North America
Canada	170 MW	180 MW	[1]
United States	153 MW	438 MW	[2,3]
	323 MW	618 MW
South America
Paraguay	80 MW	80 MW
Argentina	58 MW	210 MW	[4]
	138 MW	290 MW
	461 MW	908 MW

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, Canada but does not currently have an expansion plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.

[2]	Refer to Section 7 - Expansion Projects for details on the timing of the remaining MW not yet operational.

[3]	The Company, through its recent acquisition of Stronghold Digital Mining Inc., has a hosting contract to operate 21 MW of Miners on behalf of a third party at the Panther Creek Bitcoin data center.

[4]	The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing political and economic uncertainty in Argentina, the Company currently believes a higher expected return can be achieved from expanding and further developing its other locations.

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	2022
Revenues	192,881	146,366	142,428
Gross (loss) profit	(32,359)	(21,502)	10,518
Gross margin (1)	(17)%	(15)%	7%
Operating loss	(107,563)	(72,129)	(284,022)
Operating margin (1)	(56)%	(49)%	(199)%
Net loss	(54,063)	(108,922)	(175,644)
Basic and diluted loss per share	(0.13)	(0.42)	(0.85)
Gross Mining profit (2)	94,469	70,277	94,528
Gross Mining margin (2)	50%	50%	59%
Adjusted EBITDA (2)	54,661	43,558	66,147
Adjusted EBITDA margin (2)	28%	30%	46%
Total assets	667,616	378,725	343,098
Current financial liabilities	30,445	53,525	56,120
Non-current financial liabilities	1,430	—	4,093
Long-term debt included in financial liabilities	1,576	4,022	47,147

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. FOURTH QUARTER 2024 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $56.2 million;
●	Gross Mining profit[2] of $25.8 million (47% Gross Mining margin2);
●	Adjusted EBITDA[2] of $14.3 million (25% Adjusted EBITDA margin2);
●	Gross profit of $1.4 million (gross margin[1] of 2%) including non-cash depreciation and amortization expense of $24.6 million, operating loss of $16.4 million (operating margin[1] of 29%), and net income of $15.2 million; and
●	Strategically capitalized on BTC price near all-time highs to close out Synthetic HODL[3] positions, generating realized gains of $14.8 million.

Operations

●	Increased Hashrate from 11.3 EH/s at September 30, 2024 to 12.8 EH/s at December 31, 2024, an increase of 13%, through the installation of approximately 13,000 more efficient Miners;
●	Earned 654 BTC at an average direct cost of $40,800 per BTC[2] or an average total cash cost of $60,800 per BTC[2] and held 1,285 BTC valued at approximately $120.1 million as of December 31, 2024;
●	Sold 502 BTC at an average price of $81,400 per BTC for total proceeds of $40.9 million, a portion of which was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives; and
●	In November 2024, amended purchase agreements to upgrade 18,853 Bitmain T21 Miners to 18,853 more efficient Bitmain S21 Pro Miners for an additional cost of $33.2 million.

Expansions

United States

●	In October 2024, entered into a second Hosting agreement (the “Scrubgrass Hosting Agreement”) with Stronghold Digital Hosting Inc., a subsidiary of Stronghold Digital Mining Inc. (together referred to as “Stronghold”), where the Company will deploy 11,600 S21 Pro Miners. Energization commenced in December 2024.

Financing

●	Raised $50.1 million in net proceeds through the Company’s 2024 at-the-market equity offering program (“2024 ATM Program”); and
●	Made a deposit of $7.8 million (“Scrubgrass Refundable Deposit”) with Stronghold, which is refundable on December 31, 2025, in connection with the Scrubgrass Hosting Agreement.

Other

●	Appointed Andrew J. Chang as Independent Director of the Board of Directors (the “Board”).

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Refer to section 11B - Liquidity and Capital Resources - Synthetic HODL program for digital assets management. Synthetic HODL realized gains are included in Gain on derivative assets and liabilities within Net financial income (expenses).

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2024 RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $192.9 million;
●	Gross Mining profit[2] of $94.5 million (50% Gross Mining margin2);
●	Adjusted EBITDA[2] of $54.7 million (28% Adjusted EBITDA margin2);
●	Gross loss of $32.4 million (gross margin[1] of negative 17%) including non-cash depreciation and amortization expense of $141.0 million, operating loss of $107.6 million (operating margin[1] of negative 56%) including impairment loss of $3.6 million, and net loss of $54.1 million; and
●	Strategically capitalized on BTC price near all-time highs to close out Synthetic HODL[3] positions, generating realized gains of approximately $17.6 million.

Operations

●	Increased Hashrate from 6.5 EH/s to 12.8 EH/s, an increase of 97%, through the installation of approximately 56,200 more efficient Miners;
●	Improved ending energy efficiency from 35 Watts/TH to 21 Watts/TH, an improvement of 40%, through the energization of more efficient Miners;
●	Earned 2,914 BTC at an average direct cost of $30,500 per BTC[2] or an average total cash cost of $45,600 per BTC[2];
●	Held 1,285 BTC valued at approximately $120.1 million as of December 31, 2024, compared to 804 BTC as of December 31, 2023, representing an increase in the quantity of BTC of 60%; and
●	Sold 2,419 BTC at an average price of $62,900 per BTC for total proceeds of $152.1 million, a portion of which was used to repay equipment-related indebtedness and pay capital expenditures to support the Company’s growth and efficiency improvement objectives.

Expansions

●	Strategically purchased an additional 47,280 Bitmain T21 Miners along with 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners to maximize efficiency and power capacity utilization;
●	Upgraded 18,853 Bitmain T21 Miners to 18,853 more efficient Bitmain S21 Pro Miners for an additional cost of $33.2 million; and
●	Deployed approximately 56,200 Miners across 13 data centers and (including two under hosting agreements) located in Canada, the US, Paraguay, and Argentina enabling the Company to achieve 12.8 EH/s at December 31, 2024.

United States

●	Entered into a definitive merger agreement with Stronghold (the “Merger Agreement”), pursuant to which the Company acquired Stronghold on March 14 2025, which provides up to 307 MW of additional power capacity to the Company’s operations and 648 MW of long-term power applications that the Company believes are well suited for HPC/AI, Bitcoin Mining and energy trading;
●	Executed a lease agreement in Sharon, Pennsylvania, United States, providing the Company with an immediate capacity of 12 MW of electricity with up to 98 MW of additional development capacity. Bitfarms also signed a letter of intent for a lease to an additional 10 MW site, which would bring total site capacity to 120 MW. Upon completion, the Sharon data center is expected to support an additional 6 EH/s of Miner capacity with the latest-generation Miners; and

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Refer to section 11B - Liquidity and Capital Resources - Synthetic HODL program for digital assets management. Synthetic HODL realized gains are included in Gain on derivative assets and liabilities within Net financial income (expenses).

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2024 RESULTS AND OPERATIONAL HIGHLIGHTS (Continued)

Expansions (Continued)

United States (Continued)

●	Entered into two Hosting agreements with Stronghold to accelerate the deployment of a mix of 21,600 Bitmain T21 and S21 Pro Miners. Energization began in November and December 2024 and brought 1.2 EH/s online at December 31, 2024.

Canada

●	Installed approximately 26,100 Bitmain T21 Miners, 3,800 Bitmain S21 Miners and 100 MicroBT Whatsminer M53S Miners at the Company’s Quebec, Canada data centers.

Paraguay

●	Received and installed the main 80 MW transformer at the Paso Pe, Paraguay data center;
●	Energized the Paso Pe data center and installed approximately 14,400 Bitmain T21 air-cooled Miners and 1,800 MicroBT M53S WhatsMiner Miners, completing the Paso Pe, Paraguay expansion;
●	Developed the Yguazu facility by purchasing land, signing the engineering procurement and construction contract for the high-voltage interconnection to the Administración Nacional de Electricidad (“ANDE”) substation and to the transmission line;
●	Amended the energy contract at the Yguazu data center for an additional 100 MW of energy capacity for a total capacity of 200 MW; and
●	Started and progressed on the construction of the Yguazu data center. In March 2025, the Company sold its Yguazu facility to HIVE Digital Technologies Ltd. (“HIVE”) for $63.0 million in its current state of development.

Financing

●	Commenced the 2024 ATM Program on March 11, 2024 and raised $290.5 million in net proceeds;
●	Received confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards is refundable and collected the sales tax recovery of approximately $24.4 million for claims between February 5, 2022 and April 2024;
●	Paid off in full the remaining $4.0 million of equipment-related indebtedness;
●	Executed a sale and leaseback agreement to monetize the value of the Garlock (Quebec, Canada) facility and received net proceeds of $1.7 million to be allocated towards the Company’s expansion plans; and
●	Deposited $15.6 million with Stronghold, which are refundable on December 31, 2025, in connection with the two Stronghold Hosting agreements (“Refundable Hosting Deposits”).

Other

●	Appointed Ben Gagnon as Chief Executive Officer (“CEO”) and Director of the Board and Liam Wilson as Chief Operating Officer;
●	Appointed Lead Director Brian Howlett as Independent Chairman of the Board; appointed Fanny Philip, Amy Freedman and Andrew J. Chang as Independent Directors of the Board; nominated Fanny Philip as Chair of the Audit Committee; Emiliano Grodzki was not re-elected to the Board; and accepted the resignations of Nicolas Bonta and Andrés Finkielsztain from the Board;
●	Entered into the Settlement Agreement (as defined in Section 19 - Risk Factors (The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.)) with Riot Platforms, Inc. (“Riot”) on September 24, 2024; and
●	Settled an employment dispute with the former CEO (refer to Section 8C - Financial Performance (General & Administrative Expenses) for more details).

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended December 31,			Year ended December 31,
	2024	2023	% Change	2024	2023	% Change
Total BTC earned	654	1,236	(47)%	2,914	4,928	(41)%
Average Watts/Average TH efficiency*	22	35	(37)%	26	36	(28)%

*	Average Watts represents the average energy consumption of deployed Miners

Q4 2024 v. Q4 2023

●	654 BTC earned in Q4 2024, compared to 1,236 BTC earned in Q4 2023, representing a decrease of 47% as a result of reduced Block Rewards following the April 2024 halving event and a 56% increase in average Network Difficulty, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with additional and higher efficiency Miners; and
●	Improved ending energy efficiency to 21 Watts/TH on December 31, 2024 compared to 35 Watts/TH on December 31, 2023, as a result of the Company upgrading its fleet with more efficient Miners. This improvement resulted in a 22 average Watts/Average TH efficiency during Q4 2024, compared to 35 average Watts/Average TH efficiency during Q4 2023, representing an improvement of 37%.

FY 2024 v. FY 2023

●	2,914 BTC earned during FY 2024, compared to 4,928 BTC earned during FY 2023, representing a decrease of 41% from the previous year as a result of reduced Block Rewards following the April 2024 halving event and a 68% increase in average Network Difficulty, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with higher efficiency Miners; and
●	Improved ending energy efficiency to 21 Watts/TH on December 31, 2024, compared to 35 Watts/TH on December 31, 2023, with the Company upgrading its Mining fleet. This improvement resulted in a 26 average Watts/Average TH efficiency during FY 2024, compared to 36 average Watts/Average TH efficiency during FY 2023, representing an improvement of 28%.

	As of December 31,
	2024	2023	% Change
Period-end operating EH/s	12.8	6.5	97%
Watts/TH efficiency*	21	35	(40)%
Period-end energized capacity (MW) **	394	240	64%

*	Watts represents the energy consumption of deployed Miners
**	Includes 36 MW and 43 MW period-end energized capacity from Panther Creek and Scrubgrass hosted facilities, respectively (as of December 31, 2023: nil)

As of December 31, 2024 v. as of December 31, 2023

●	12.8 EH/s online as of December 31, 2024, compared to 6.5 EH/s online as of December 31, 2023, an increase of 97%, as a result of the Company’s expansions in Paso Pe (Paraguay), the Stronghold Hosting Agreements in the Pennsylvania, United States, as well as the upgrade of its Miner fleet with higher efficiency Miners;
●	Ending energy efficiency of 21 Watts/TH on December 31, 2024 compared to 35 Watts/TH on December 31, 2023, an improvement of 40% as a result of the Company upgrading its fleet with more efficient Miners; and
●	394 MW energized capacity as of December 31, 2024, compared to 240 MW energized capacity as of December 31, 2023, an increase of 64%, mainly due to the expansion in Paso Pe (resulting in an additional 70 MW) and the hosted facilities (resulting in an additional 79 MW).

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS

The Company describes its expansion plans below under the sections entitled “United States Expansion”, “Paraguay Expansion”, and “Canada Expansion”. These expansion projects do not include updates from 2023 or earlier.

As of December 31, 2024, the Company operated 12.8 EH/s across its facilities, an increase of 6.3 EH/s, or 97%, compared to December 31, 2023. The increase is attributed to the installation of additional Miners in Paso Pe, Paraguay; Baie-Comeau, Quebec, Canada; and Rio Cuarto, Argentina, the Stronghold Hosting Agreements in Pennsylvania, United States, and the Company upgrading its overall fleet with more efficient Miners. In January 2025 the Company achieved 15.2 EH/s, and in February 2025 the Company achieved 16.1 EH/s, mainly due to fleet-wide operational excellence initiatives. Through its expansion projects and the investment in its transformative fleet upgrade, the Company achieved its target of 21 w/TH before the end of 2024 and is executing towards its revised targets of 18 EH/s operational and 21 EH/s and 19 w/TH installed by June 30, 2025. With the closing of the Stronghold transaction on March 14, 2025, the Company added approximately 1.4 EH/s, bringing the total EH under Management to 18.6 EH/s, including Stronghold’s existing hosting agreements.

The Company’s revised target reflects the underperformance of some of the Company’s Bitmain T21 Miners. To address this, the Company upgraded 18,853 Bitmain T21 Miners remaining in its Purchase Option and March 2024 Purchase Order, as defined below, to more efficient Bitmain S21 Pro Miners. The Company also returned 4,160 Bitmain T21 Miners and ordered 3,660 Bitmain S21+ Miners.

The most recent BTC halving event occurred on April 19, 2024, and the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s Hashrate, Miner efficiency and to monetize the Company’s infrastructure to create long-term value for shareholders.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of this MD&A for further details, including a description of these and other factors.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

Transformative Fleet Upgrade

The transformative fleet upgrade plan described above underpins the Company’s 2024 expansion strategy. Securing additional Miners was anticipated to benefit the Company by capitalizing on elevated Bitcoin prices and drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

i.	On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95.5 million, or $14/TH, which were delivered in 2024.

ii.	On November 27, 2023, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of $74.5 million, or $14/TH. On March 11, 2024, the Company exercised the Purchase Option.

iii.	On March 11, 2024, the Company also purchased an additional 19,280 Bitmain T21 Miners for $14/TH, and 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners for $17.50/TH, for an aggregate purchase price of $69.2 million (collectively defined as the “March 2024 Purchase Order”).

iv.	On November 12, 2024, the Company amended the Purchase Option and the March 2024 Purchase Order (“Supplementary Agreements”) and upgraded 18,853 Bitmain T21 Miners with more efficient Bitmain S21 Pro Miners for an additional consideration of $33.2 million which was paid in BTC and can be redeemed in 4 installments as described in Note 9 to the Financial Statements. The amended aggregate purchase price for the Purchase Option is $85.1 million and the March 2024 Purchase Order is $91.9 million.

v.	On March 12, 2025, in connection with the Purchase Order, an exchange agreement was signed to return 4,160 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a $9.5 million credit. Simultaneously, the Company placed another purchase order (“2025 Miners Swap”) for 3,660 Bitmain S21+ Miners at a purchase price of $11.9 million. On March 13, 2025, the net $2.4 million was paid in BTC and can be repurchased in four quarterly installments resulting in an embedded derivative.

The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, is expected to enable the Company to reach 18 EH/s operating capacity and 19 w/TH efficiency in 2025. The Company intends to continue liquidating older Miners to offset the cost of capital expenditure. During FY 2024, the Company sold 16,056 older generation Miners to third parties for approximately $2.5 million. Refer to Note 10 to the Financial Statements.

As of December 31, 2024, the Company paid the full amount of $239.2 million, of which $33.2 million was made in BTC towards these new orders. The Company has the option to repurchase the BTC resulting in an embedded derivative. See Note 9 to the Financial Statements for more details. The Company commenced the 2024 ATM Program on March 11, 2024, enabling the Company to access liquidity of up to $375.0 million, with the intention to use the proceeds primarily for capital expenditures to support the Company’s growth and development. Refer to Section 11A - Liquidity and Capital Resources - Cash Flows from Financing Activities.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

Transformative Fleet Upgrade (Continued)

The following table details the status of the new Miner orders as of March 26, 2025:

Date	Order		Quantity[1]	Miner Model	Miners Energized	Hashrate (EH/s)[2]	Remaining Miners
Q4 2023	Purchase Order	(i)	35,898	Bitmain T21	35,898	6.8	—
Q1 2024 (amended Q4 2024)	Purchase Option (amended November 2024)	(ii)	22,234	Bitmain T21	20,701	3.9	1,533
		(iv)	6,000	Bitmain S21 Pro	6,000	1.4	—
			28,234		26,701	5.3	1,533
Q1 2024 (amended Q4 2024)	March 2024	(iii)	6,475	Bitmain T21	—	—	6,475
	Purchase Order	(iv)	12,805	Bitmain S21 Pro	6,538	1.5	6,267
	(amended November 2024)		3,975	Bitmain S21	3,975	0.9	—
			762	Bitmain S21 hydro	762	0.3	—
			24,017		11,275	2.7	12,742
Q1 2025	2025 Miners Swap	(v)	(4,160)	Bitmain T21	—	—	(4,160)
			3,660	Bitmain S21 Pro	—	—	3,660
			(500)		—	—	(500)
			87,649		73,874	14.8	13,775

Stronghold and Yguazu data center

Together, the Stronghold transaction and the sale of the Yguazu data center described below, enabled the Company to rebalance its portfolio of MW to approximately 80% in North America and 20% outside of North America and is expected to reduce the Company’s average energy costs per kWh by up to 10%. Proceeds from the transaction will be reinvested towards its 1.1 GW growth pipeline as part of the Company’s planned United States expansion for BTC and HPC/AI infrastructure, which marks a significant milestone in the Company’s transition from an international Bitcoin miner to a North American energy and compute infrastructure company.

Development of HPC/AI Business

In January 2025, the Company engaged two separate expert consultants in HPC/AI, Appleby Strategy Group (“ASG”) and World Wide Technology (“WWT”), to conduct formal evaluations of the Company’s data centers and energy assets for potential partial or total conversion to HPC/AI. In parallel, ASG and WWT will conduct feasibility assessments, data center engineering, site map planning, construction budgeting, and help build accelerated sales and development strategies. Combined, they will support the building of the Company’s operational capabilities and market the Company’s sites to potential HPC/AI customers.

[1]	The total Hashrate from the Miners received should correspond to the total Hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual Hashrate specifications of each Miner.
[2]	The Hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized Hashrate may differ.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	United States Expansion

Acquisition of Stronghold

On August 21, 2024, the Company and Stronghold entered into a Merger Agreement pursuant to which Bitfarms acquired Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was valued at an equity value of approximately $125.0 million plus the repayment of debt valued at approximately $50.0 million, which is repayable at closing. The Transaction was unanimously approved by the Board of Directors of both companies and was approved by shareholders representing a majority of the outstanding shares of Stronghold on February 27, 2025.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services. Stronghold owns over 750 acres of land with options on over 1,100 additional acres along with two merchant power plants: the Scrubgrass and Panther Creek facilities in Pennsylvania. These two power plants are recognized by Pennsylvania as a Tier 2 Alternative Energy Source (the same category as large-scale hydroelectric power plant) for their proven and significant environmental benefits and have removed hundreds of thousands of tons of industrial waste and converted it into power, while reclaiming hundreds of acres in the process.

As of December 31, 2024, Stronghold had a Hashrate of 2.9 EH/s and 165 MW of current nameplate generated power capacity. In addition, Stronghold has 142 MW of current Pennsylvania-New Jersey-Maryland Interconnection (“PJM”) import capacity with multiple studies underway to potentially increase the total import capacity by an additional 648 MW, bringing as much as 790 MW of incremental potential power beyond 2025.

On March 14, 2025, the Transaction closed, following the receipt of Stronghold shareholder approval on February 27, 2025, applicable regulatory approvals, certain third-party consents and other customary closing conditions.

Under the terms of the Merger Agreement, Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own. The Company issued 59,866,852 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, approximately $44.5 million was paid at closing to retire outstanding Stronghold loans.

The Company is currently in the process of determining the fair value of identifiable assets acquired and liabilities assumed.

The Stronghold Transaction added up to 307 MW of power capacity, with an additional 648 MW of incremental potential power capacity, for a total of 955 MW of potential power capacity, to the Company’s operations and is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States. through vertical integration of power generation and energy arbitrage capabilities. This transaction solidifies Bitfarms’ role as a dominant player in the Bitcoin Mining sector and positions it well for expansion into the HPC/AI sector with two strategically located facilities with energy infrastructure and expansion capacity.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Panther Creek Hosting Agreement 2024 update

In September 2024, the Company entered the Panther Creek Hosting Agreement with Stronghold.

Under the terms of the Panther Creek Hosting Agreement, the Company deployed a mix of 10,000 Bitmain T21 and Bitmain S21 Pro Miners at Stronghold’s Panther Creek site which were originally scheduled to come online at the Company’s Yguazu, Paraguay site. Energization began in November 2024 and was completed in January 2025.

The Panther Creek Hosting Agreement came into effect on October 1, 2024, and is intended to continue for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless terminated by either party. Pursuant to the Panther Creek Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to 50 percent of the profit generated by the Bitfarms Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Panther Creek Hosting Agreement, Bitfarms deposited with Stronghold $7.8 million, equal to the estimated cost of power for three months of operations of the Bitfarms miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term (“Panther Creek Refundable Deposit”).

Scrubgrass Hosting Agreement 2024 update

In October 2024, the Company entered the Scrubgrass Hosting Agreement. The Company deployed 11,600 Bitmain S21 Pro Miners at Stronghold’s Scrubgrass site which were originally scheduled to come online at the Company’s Yguazu, Paraguay site in December 2024. Energization began in December 2024 and is planned to be completed in April 2025.

The Scrubgrass Hosting Agreement came into effect on November 1, 2024, and is intended to continue for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless terminated by either party. Pursuant to the Scrubgrass Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to 50 percent of the profit generated by the Bitfarms Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Scrubgrass Hosting Agreement, Bitfarms also deposited with Stronghold $7.8 million, equal to the estimated cost of power for three months of operations of the Bitfarms Miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term (“Refundable Scrubgrass Deposit”).

During the first quarter of 2025, approximately 10,000 S21 Pro Bitmain Miners were installed at the Scrubgrass and Panther Creek facilities. Following the closing of the Stronghold acquisition on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the $15.6 million Refundable Hosting Deposits to the Company and all Mining capacity is now accruing 100% to Bitfarms.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Sharon Lease Agreement 2024 to 2026 plan

In June 2024, the Company executed a lease agreement for a site located in Sharon, Pennsylvania, United States (“Sharon Lease Agreement”), and develop up to 110 MW of power capacity. Bitfarms also signed a letter of intent to lease an additional 10 MW site near the 110 MW site, which would bring total site capacity to 120 MW. The agreement includes a five-year lease in an industrialized area, including a 11,200 square feet warehouse with options to renew for a total of 17 years along with an option to purchase at fair market value throughout the lease. The lease has variable lease payments with minimum monthly payments increasing over the term of the lease from $33,000 to $138,000 with annual adjustments beginning after the third year of the agreement. Prior to June 30, 2026, monthly lease payments can fluctuate based on the energized MW.

In August 2024, the Company finalized the definitive lease agreement and assumed control of the property. With this transaction, the Company acquired a potential 110 MW of electricity capacity, with the transaction providing the Company with an immediate capacity increase of 12 MW of electricity. A total of 30 MW of capacity is slated to come online by the end of the second quarter of 2025 and the remaining 80 MW in 2026, when the installation of electrical infrastructure is expected to be completed.

Through profit sharing plans from future hosting agreements and/or through proprietary compute power dedicated to BTC, the Mining operations are expected to increase the online Hashrate under management up to 1.6 EH/s. Fully energized for computing power dedicated to Bitcoin Mining, the site could support over 7.0 EH/s with current generation Miners. The cost of developing the 110 MW Bitcoin data center for computational power and the installation of the high voltage lines is estimated to range from $50.0 million to $60.0 million. A concurrent evaluation of developing all or a portion of the site for HPC/AI is in exploratory stages and may impact estimated capital expenditures and the increase in online Hashrate.

Sharon Position as of December 31, 2024

As of December 31, 2024, the Company had placed deposits of $3.2 million with suppliers for construction costs and for electrical components. As of December 31, 2024, property, plant and equipment (“PPE”) included $8.3 million related to the Sharon data center for facility construction and infrastructure equipment costs.

Sharon 2025 update

In January 2025, the Company energized 12 MW at the Sharon data center after installing 3,300 Miners. The Company is in the registration process for participation in Economic Demand Response and other grid support programs offered in the deregulated PJM market. Participation in these programs includes both demand response and energy arbitrage strategies that the Company plans to develop in the coming months across its PJM portfolio under Bitfarms’ energy program. This program will be critical to maximizing the value of its PJM assets through more effective control of energy prices.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Washington State 2024 update

In January 2024, in connection with the construction of a new 6 MW data center on the Company’s property in Washington State, the Company elected to cancel the lease of a 5 MW data center in the region and transfer Miners from the leased data center to the newly constructed data center. In April 2024, the cancellation of the lease was effective. In June 2024, the Company energized a 3 MW temporary data center until the new 6 MW data center was fully constructed in October 2024. The cost of developing the 6 MW data center totaled $2.1 million, including $0.9 million paid in 2023 to the power supplier for establishing the necessary electricity connection.

In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access 6 MW of hydro power capacity.

In April 2024, a mix of approximately 1,200 Bitmain T21 and S21 Miners were installed at the current operating data center.

During the third quarter of 2024, the Company installed approximately 700 additional T21 Bitmain Miners.

Washington State 2025 update

The Company completed the upgrade of a portion of its current fleet of Miners in Washington during February 2025 with new T21 Miners. The Washington location is also being evaluated by ASG and WWT for potential conversion to HPC/AI due to its strategic location near a data center cluster and a different tariff rate for HPC/AI data centers that the Company believes would reduce its anticipated energy costs at the site to below $0.03 kWh.

B.	Paraguay Expansion

Paso Pe 2024 update

From March 2024 to June 2024, construction of the Paso Pe data center and the underground cable connections were completed, the 80 MW capacity transformer was received and installed, and approximately 9,500 Bitmain T21 Miners and approximately 1,800 MicroBT M53S Hydro Miners were housed within a portion of the eight Hydro Containers. Following the commissioning of the substation, in the second quarter of 2024, the Company energized the 70 MW substation and started operating four of five air cooling warehouses and six of eight hydro containers.

In July 2024, the Company installed approximately 1,800 additional Bitmain T21 Miners, completing the Paso Pe expansion. As of July 2024, all five warehouses and eight hydro containers have been fully energized and are actively hashing. In October 2024, the Company added approximately 3,100 Bitmain T21 Miners to the Paso Pe data center.

The cost of developing the expanded 50 MW air-cooled warehouses, engineering and ancillary services for the 20 MW of hydro-cooling capacity, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines totaled $27.5 million, excluding the cost of the power purchase agreement guarantees required by ANDE, the operator of Paraguay national electricity grid, to secure the monthly electricity purchase payment obligations.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

Electricity rate update - Paso Pe

Beginning in July 2024, the Company’s sustainable hydropower has been provided at a cost of approximately 4.4 cents per kWh, before VAT, following the increase in the tariff for Mining activities compared to the previous rate of 3.9 cents per kWh, before VAT.

Paso Pe position as of December 31, 2024

As of December 31, 2024, the Company had placed deposits of $0.2 million with suppliers for construction costs and for electrical components, respectively. As of December 31, 2024, PPE included $24.5 million related to the Paso Pe data center for warehouse construction and infrastructure equipment costs.

Yguazu 2024 and 2025 update

In January 2024, the Company purchased the land for the initially planned 100 MW hydro-powered Yguazu data center to contribute sufficient infrastructure to achieve the Company’s growth targets and for additional future growth.

In February and March 2024, the Company signed purchase agreements for major long-lead equipment and significant contracts including the engineering, procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the 100 MW project.

In April 2024, the Company started construction of the Yguazu data center. In May 2024, the Company amended its power purchase agreement for the Yguazu data center to increase the contracted power from 100 MW to 200 MW commencing on January 1, 2025. In June 2024, the Company purchased land for the planned additional 100 MW capacity.

In November 2024, the Company requested to delay the commissioning of the substation by 60 days, which was approved by ANDE in December 2024. The Company has a four-month trial period to ramp up usage of the substation to full capacity after it is first commissioned.

In January 2025, the Company completed the build out of the electrical infrastructure for the first 100 MW. In March 2025, the construction of an additional 50 MW of the Yguazu data center was completed.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

Sale of Yguazu data center 2025 update

On January 24, 2025, the Company announced that it entered into a binding letter of intent to sell its 200 MW site in Yguazu, Paraguay to HIVE (the “Yguazu Sale”).

On March 14, 2025, the Yguazu Sale closed. HIVE purchasing from Bitfarms its 100% ownership stake of its Yguazu, Paraguay BTC data center and the Company’s loan receivable from its Yguazu, Paraguay subsidiary, Zunz SA (“Backbone Yguazu”), for $63.0 million, with Bitfarms receiving:

●	$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
●	$12.0 million upon closing of this transaction; and
●	$31.0 million over 6 months following closing.

The transaction also relieved the Company of future costs totaling approximately $22.0 assumed by HIVE for a total favorable net cash impact of approximately $85 million.

C.	Canada Expansion

Canada 2024 update

As part of the Miner upgrade and expansion initiatives, the Company installed new Miners at its data centers in Canada during 2024 with new Bitmain T21, S21, S21 Hydro Miners and MicroBT WhatsMiner M53S Miners.

In March and April 2024, the Company installed approximately 1,700 Bitmain T21 Miners and 100 MicroBT WhatsMiner M53S Miners at its Farnham data center, adding a net 0.2 EH/s after removing older, less efficient Miners. Separately, between April and June 2024, approximately 25,300 new Miners were installed at the Company’s data centers in Canada, adding a net 1.6 EH/s after removing older Miners.

In March 2024, the Company entered into a sale leaseback agreement for the Garlock data center and received net proceeds of $1.7 million. Refer to Note 18 to the Financial Statements.

In August and September 2024, the Company received from Bitmain 2,700 T21 Bitmain Miners at no additional cost and installed those Miners at the Company’s data centers in Canada to replace certain underperforming Miners experiencing overheating issues.

In September 2024, approximately 2,900 T21 Bitmain Miners were installed at the Company’s Magog data center after removing older Miners.

Baie-Comeau 2024 and 2025 update

From May 2024 to October 2024, construction of the second 11 MW data center in Baie-Comeau was completed. In January 2025, the energy provider energized the additional 11 MW, increasing the Baie-Comeau data center total to 22 MW.

The cost of developing the second 11 MW data center, including the leasehold improvements, construction of a new building and electrical infrastructure with a capacity up to 18 MW, totaled $9.2 million.

Baie-Comeau position as of December 31, 2024

The Company has $10.0 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	56,163	46,241	9,922	21%	192,881	146,366	46,515	32%
Cost of revenues	(54,776)	(44,484)	(10,292)	23%	(225,240)	(167,868)	(57,372)	34%
Gross (loss) profit	1,387	1,757	(370)	(21)%	(32,359)	(21,502)	(10,857)	50%
Gross margin (1)	2%	4%	—	—	(17)%	(15)%	—	—

Operating expenses
General and administrative expenses	(18,042)	(13,405)	(4,637)	35%	(71,240)	(39,292)	(31,948)	81%
Reversal of revaluation loss on digital assets	—	1,183	(1,183)	(100)%	—	2,695	(2,695)	(100)%
Gain (loss) on disposition of property, plant and equipment and deposits	270	(2)	272	nm	(336)	(1,778)	1,442	(81)%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	—	(2,270)	2,270	100%	(3,628)	(12,252)	8,624	(70)%
Operating loss	(16,385)	(12,737)	(3,648)	29%	(107,563)	(72,129)	(35,434)	49%
Operating margin (1)	(29)%	(28)%	—	—	(56)%	(49)%	—	—

Net financial income (expenses)	21,843	(49,686)	71,529	144%	39,210	(37,194)	76,404	205%
Net (loss) income before income taxes	5,458	(62,423)	67,881	109%	(68,353)	(109,323)	40,970	(37)%
Income tax recovery	9,707	378	9,329	nm	14,290	401	13,889	nm
Net (loss) income	15,165	(62,045)	77,210	124%	(54,063)	(108,922)	54,859	(50)%

Basic (loss) earnings per share (in U.S. dollars)	0.03	(0.21)	—	—	(0.13)	(0.42)	—	—
Diluted earnings (loss) per share (in U.S. dollars)	0.03	(0.21)	—	—	(0.13)	(0.42)	—	—
Change in revaluation surplus - digital assets, net of tax	26,421	7,675	18,746	244%	39,120	9,242	29,878	323%
Total comprehensive income (loss), net of tax	41,586	(54,370)	95,956	176%	(14,943)	(99,680)	84,737	(85)%

Gross Mining profit (2)	25,786	25,454	332	1%	94,469	70,277	24,192	34%
Gross Mining margin (2)	47%	57%	—	—	50%	50%	—	—
EBITDA (2)	29,752	(40,542)	70,294	173%	68,315	(21,879)	90,194	412%
EBITDA margin (2)	53%	(88)%	—	—	35%	(15)%	—	—
Adjusted EBITDA (2)	14,315	16,332	(2,017)	(12)%	54,661	43,558	11,103	25%
Adjusted EBITDA margin (2)	25%	35%	—	—	28%	30%	—	—

nm:	not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q4 2024 v. Q4 2023

Revenues were $56.2 million in Q4 2024 compared to $46.2 million in Q4 2023, an increase of $9.9 million, or 21%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q4 2024 compared to Q4 2023 are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC Hashrate and average BTC price, partially offset by the increase in Network Difficulty and lower BTC earned resulting from lower Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the three months ended December 31, 2023		1,236	46,241	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during Q4 2024	1	(631)	(56,355)	(122)%
Impact of increase in Network Difficulty during Q4 2024 as compared to Q4 2023	2	(842)	(61,401)	(133)%
Impact of increase in average Bitfarms’ BTC Hashrate during Q4 2024 as compared to Q4 2023	3	891	72,875	158%
Impact of difference in average BTC price in Q4 2024 as compared to Q4 2023	4		53,807	116%
Other Mining variance, Computational power sold in exchange for services variance and change in Volta*			996	2%
BTC and revenues, including Volta*, for the three months ended December 31, 2024		654	56,163	21%

*9159-9290 Quebec Inc. (“Volta”) is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada

Notes
[1]	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during Q4 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.

[2]	Calculated as the difference in BTC earned in Q4 2024 compared to Q4 2023, based on the change in Network Difficulty, multiplied by Q4 2024 average BTC price earned.

[3]	Calculated as the difference in BTC earned in Q4 2024 compared to Q4 2023, based on the change in Bitfarms’ average Hashrate, multiplied by Q4 2024 average BTC price earned.

[4]	Calculated as the difference in average BTC price in Q4 2024 compared to Q4 2023 multiplied by BTC earned in Q4 2023.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q4 2024 v. Q4 2023 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for Q4 2024 and Q4 2023 by country:

Revenues	Three months ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	31,678	30,257	1,421	5%
United States	6,074	4,291	1,783	42%
	37,752	34,548	3,204	9%
South America
Paraguay	10,352	1,864	8,488	455%
Argentina	8,059	9,829	(1,770)	(18)%
	18,411	11,693	6,718	57%
	56,163	46,241	9,922	21%

Average Hashrate	Three months ended December 31,
(Average Hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	6.0	3.9	2.1	54%
United States	1.2	0.6	0.6	100%
	7.2	4.5	2.7	60%
South America
Paraguay	2.1	0.3	1.8	600%
Argentina	1.6	1.2	0.4	33%
	3.7	1.5	2.2	147%
	10.9	6.0	4.9	82%

Bitfarms earned the majority of its revenues during Q4 2024 from its Canadian operations, which accounted for 56% of total revenues, compared to 65% in Q4 2023. The Company’s operations in Paraguay, Argentina, and United States accounted for 18%, 14% and 11% of total revenues in Q4 2024, respectively, compared to 4%, 21% and 9% in Q4 2023, respectively.

In Q4 2024, revenues from the Company’s operations in Paraguay, Canada and United States increased by $8.5 million, $1.4 million and $1.8 million, respectively, compared to Q4 2023. The increases are due to the average Hashrate increase of the Paraguay, Canada, and United States operations of 1.8 EH/s, or 600%; 2.1 EH/s, or 54%; and 0.6 EH/s, or 100%, respectively, and the increase in average BTC price, partially offset by the decrease in BTC Block Rewards following the BTC halving event that occurred on April 19, 2024 and the increase in Network Difficulty. The Stronghold Hosting agreements contributed to the Hashrate increase in the United States. Revenues from the Company’s operations in Argentina decreased by $1.8 million in Q4 2024, as compared to Q4 2023 due to the factors mentioned above, partially offset by the average Hashrate increase.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

FY 2024 v. FY 2023

Revenues were $192.9 million in FY 2024 compared to $146.4 million in FY 2023, an increase of $46.5 million, or 32%.

The most significant factors impacting the increase in Bitfarms’ revenues in FY 2024, compared to FY 2023, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ Hashrate, partially offset by the increase in Network Difficulty and the fewer BTC earned resulting from lower BTC Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the year ended December 31, 2023		4,928	146,366	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during FY 2024	1	(1,682)	(118,041)	(81)%
Impact of increase in Network Difficulty during FY 2024 as compared to FY 2023	2	(3,235)	(201,907)	(137)%
Impact of increase in average Bitfarms’ BTC Hashrate during FY 2024 as compared to FY 2023	3	2,903	190,978	130%
Impact of difference in average BTC price in FY 2024 as compared to FY 2023	4		174,191	119%
Other Mining variance, Computational power sold in exchange for services variance and change in Volta*			1,294	1%
BTC and revenues, including Volta*, for the year ended December 31, 2024		2,914	192,881	32%

*Volta is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada

Notes
[1]	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during FY 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.
[2]	Calculated as the difference in BTC earned in FY 2024 compared to FY 2023, based on the change in Network Difficulty, multiplied by FY 2024 average BTC price earned.
[3]	Calculated as the difference in BTC earned in FY 2024 compared to FY 2023, based on the change in Bitfarms’ average Hashrate, multiplied by FY 2024 average BTC price earned.
[4]	Calculated as the difference in average BTC price in FY 2024 compared to FY 2023 multiplied by BTC earned in FY 2023.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

FY 2024 v. FY 2023 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for FY 2024 and FY 2023 by country:

Revenues	Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	116,846	104,434	12,412	12%
United States	16,428	15,966	462	3%
	133,274	120,400	12,874	11%
South America
Paraguay	25,960	6,916	19,044	275%
Argentina	33,647	19,050	14,597	77%
	59,607	25,966	33,641	130%
	192,881	146,366	46,515	32%

Average Hashrate	Year ended December 31,
(Average Hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	4.9	3.6	1.3	36%
United States	0.6	0.6	—	—%
	5.5	4.2	1.3	31%
South America
Paraguay	1.4	0.3	1.1	367%
Argentina	1.4	0.7	0.7	100%
	2.8	1.0	1.8	180%
	8.3	5.2	3.1	60%

Bitfarms earned the majority of its revenues from its Canadian operations in FY 2024, which accounted for 61% of total revenues, compared to 71% in FY 2023, but accounted for a smaller proportion of total revenues in FY 2024 largely due to the expansion of operations in Argentina and Paraguay during FY 2023 and FY 2024, respectively. The Company’s operations in Argentina, Paraguay and United States accounted for 17%, 13% and 9% of total revenues in FY 2024, respectively, compared to 13%, 5% and 11% in FY 2023, respectively.

For the Company’s Canadian operations, the impact of the increases in average BTC price and the average Hashrate increase of 1.3 EH/s, or 36%, were partially offset by the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024, resulting in revenues increasing by $12.4 million during FY 2024 as compared to FY 2023. The average Hashrate increase of the Argentina and Paraguay operations of 0.7 EH/s, or 100%; and 1.1 EH/s, or 367%, respectively, resulted in FY 2024 revenues increasing by $14.6 million and $19.0 million, respectively, compared to FY 2023. Revenues from the Company’s United States operations increased by $0.5 million during FY 2024 as compared to FY 2023 due to the increase in average BTC price, partially offset by the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Energy and infrastructure	(28,789)	(21,603)	(7,186)	33%	(97,209)	(78,942)	(18,267)	23%
Sales tax recovery - energy and infrastructure	—	—	—	—%	17,017	—	17,017	100%
Depreciation and amortization	(24,584)	(21,790)	(2,794)	13%	(149,727)	(84,785)	(64,942)	77%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,403)	(1,091)	(312)	29%	(4,081)	(4,141)	60	(1)%
	(54,776)	(44,484)	(10,292)	23%	(225,240)	(167,868)	(57,372)	34%

Q4 2024 v. Q4 2023

Bitfarms’ cost of revenues for Q4 2024 was $54.8 million, compared to $44.5 million for Q4 2023. The increase in cost of revenues was mainly attributable to:

●	A $7.2 million, or 33%, increase in energy and infrastructure expenses, mainly due to:
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 249 MW during Q4 2024 versus 218 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses that were refundable in Q4 2024 compared to expensed in Q4 2023, resulting in a net increase in total electricity costs of $2.0 million. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements; and
◦	A $2.0 million increase in hosting expenses as the Company had its Miners hosted at Stronghold’s Panther Creek and Scrubgrass facilities in Q4 2024.

●	A $2.8 million increase in non-cash depreciation and amortization expense as the Company added new Miners and electrical infrastructure. In addition, the increase in depreciation reflects the change in estimated useful lives of Miners effective December 1, 2024, by modifying the useful life from 5 to 3 years and the depreciation method from sum-of-years to the straight-line. Refer to Note 12 - Property, Plant and Equipment to the Financial Statements.

FY 2024 v. FY 2023

Bitfarms’ cost of revenues was $225.2 million for FY 2024 compared to $167.9 million for FY 2023. The increase in cost of revenues was mainly due to:

●	A $64.9 million increase in non-cash depreciation and amortization expense mainly attributable to accelerated depreciation of the older Miners that were replaced through the fleet upgrade as the Company progressively installed new Miners in 2024. Refer to Note 12 - Property, Plant and Equipment to the Financial Statements.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues (Continued)

FY 2024 v. FY 2023 (Continued)

●	A $18.2 million, or 23%, increase in energy and infrastructure expenses, mainly due to:
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 227 MW during FY Q4 2024 versus 193 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses no longer being expensed as explained below, resulting in a net increase in total electricity costs of $14.5 million; and
◦	A $2.0 million increase in hosting expenses as the Company had its Miners hosted at Stronghold’s Panther Creek and Scrubgrass facilities in Q4 2024.

●	A $1.7 million assessment, which the Company is challenging, on the Washington State Business & Occupancy Tax on gross receipts covering the periods between the fourth quarter of 2021 and the first quarter of 2024, included in energy and infrastructure expenses, during FY 2024 compared to nil in FY 2023.

These increases were partially offset by:

●	A $25.8 million sales tax recovery due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

C.	General & Administrative Expenses

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Salaries	(5,504)	(5,063)	(441)	9%	(23,024)	(13,190)	(9,834)	75%
Share-based payments	(4,021)	(3,906)	(115)	3%	(13,949)	(10,915)	(3,034)	28%
Professional services	(5,208)	(2,283)	(2,925)	128%	(24,299)	(7,608)	(16,691)	219%
Sales tax recovery - professional services	—	—	—	—%	1,389	—	1,389	100%
Insurance, duties and other	(2,617)	(1,591)	(1,026)	64%	(9,339)	(5,668)	(3,671)	65%
Travel, motor vehicle and meals	(463)	(340)	(123)	36%	(1,711)	(1,018)	(693)	68%
Hosting and telecommunications	(121)	(91)	(30)	33%	(339)	(402)	63	(16)%
Advertising and promotion	(108)	(131)	23	(18)%	(721)	(491)	(230)	47%
Sales tax recovery - other general and administrative expenses	—	—	—	—%	753	—	753	100%
	(18,042)	(13,405)	(4,637)	35%	(71,240)	(39,292)	(31,948)	81%

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

Q4 2024 v. Q4 2023

Bitfarms’ general and administrative (“G&A”) expenses were $18.0 million in Q4 2024, compared to $13.4 million for Q4 2023. The increase of $4.6 million, or 35%, in G&A expense was largely due to:

●	A $2.9 million increase in professional services related to legal and accounting fees associated with non-recurring activities including the Stronghold Transaction and related filing fees.
●	A $1.0 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion.

FY 2024 v. FY 2023

For FY 2024, Bitfarms’ G&A expenses were $71.2 million, compared to $39.3 million for the same period in 2023. The increase of $31.9 million, or 81%, in G&A expenses was mainly due to:

●	A $16.7 million increase in professional services related to legal and accounting fees associated with non-recurring activities including (i) the Stronghold Transaction, (ii) the Strategic Alternatives Review Process conducted by the Bitfarms Special Committee (as defined in Section 19 - Risk Factors (The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.)) during the third quarter of 2024, (iii) the response to the shareholder dispute involving Riot, including with respect to the implementation and defense of the shareholder rights plan adopted by the Company on June 20, 2024 and the Company entering into the Settlement Agreement, and (iv) the settlement of the employment claim against the Company brought by the Company’s former CEO. During the third quarter of 2024, the Company entered into the Settlement Agreement with Riot, whereby Riot agreed to, among other things, withdraw its June 24, 2024 requisition (see Section 19 - Risk Factors (The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.)).
●	A $9.8 million increase in salaries and wages due to (i) the increase in the Company’s headcount in FY 2024 compared to FY 2023 to support the global expansion as well as merit and market-based adjustments and cost of living salary increases and (ii) the termination payment under the former CEO’s employment agreement totaling $1.6 million which was paid in the second quarter of 2024 after the former CEO’s departure and a final settlement payment of $2.5 million paid in the third quarter of 2024, ending any outstanding litigation or claims.
●	A $3.7 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion.
●	A $3.0 million increase in share-based payment due to higher outstanding stock options and restricted stock units (“RSU”) during FY 2024 compared to FY 2023.

The increases were partially offset by:

●	A $2.1 million sales tax recovery due to the Company receiving a confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable as explained in Section 8b - Financial Performance (Cost of Revenues).

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (expenses)

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gain (loss) revaluation of warrants	6,314	(42,760)	49,074	115%	19,603	(42,974)	62,577	146%
Gain on derivative assets and liabilities	17,542	228	17,314	nm	17,819	48	17,771	nm
Gain on disposition of marketable securities	782	999	(217)	(22)%	2,313	12,245	(9,932)	(81)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	12,835	(12,835)	(100)%
Interest income	863	500	363	73%	6,037	1,420	4,617	325%
Interest on long-term debt and lease liabilities	(573)	(621)	48	(8)%	(1,738)	(4,079)	2,341	(57)%
Loss on foreign exchange	(259)	(2,783)	2,524	(91)%	(1,481)	(7,842)	6,361	(81)%
Warrant issuance costs	—	(2,000)	2,000	(91)%	—	(2,000)	2,000	100%
Provision expense on VAT receivable	—	(3,155)	3,155	100%	—	(5,903)	5,903	100%
Loss on initial recognition of refundable deposits	(1,829)	—	(1,829)	(100)%	(2,504)	—	(2,504)	(100)%
Other financial expenses	(997)	(94)	(903)	961%	(839)	(944)	105	(11)%
	21,843	(49,686)	71,529	144%	39,210	(37,194)	76,404	205%
nm:	not meaningful

Q4 2024 v. Q4 2023

Bitfarms’ net financial income was $21.8 million for Q4 2024, compared to a $49.7 million expense for Q4 2023. The $71.5 million favorable change was primarily related to:

●	A $49.1 million favorable change in gain (loss) on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2023 private placement in Q4 2024 compared to the increase in the fair value of the warrant liabilities for the 2021 and 2023 private placements in Q4 2023. In addition, there were fewer outstanding warrants as of December 31, 2024 compared to December 31, 2023 due to the exercise of 2023 warrants and expiration of 2021 warrants during 2024.
●	A $17.3 million increase in gain on derivative assets and liabilities mainly due to the Company’s capitalization on BTC price near all-time highs to close out all Synthetic HODL positions during Q4 2024 resulting in a gain of $14.6 million, combined with the $2.1 million gain from the change in the fair value of the BTC redemption option. Refer to Note 9 to the Financial Statements for more details.
●	A $3.2 million decrease in provision expense on VAT receivable due to the Company writing off the Argentina VAT receivable balance to nil as a result of the political and economic uncertainties in Argentina during the fourth quarter of 2023. During Q4 2024, the Argentina VAT receivable provision expenses were classified within the respective expense and asset categories.
●	A $2.5 million favorable decrease in loss on foreign exchange due to the revaluation of the Company’s net monetary liabilities denominated in foreign currencies, following the weakening of the Argentine Pesos in Q4 2023, while it remained stable in Q4 2024.
●	A $2.0 million decrease in warrant issuance costs for the 2023 private placement in Q4 2023 compared to no warrants issued in Q4 2024.

The favorable change was partially offset by:

●	A $1.8 million loss on initial recognition of refundable deposits due to the difference between the fair value and principal of the Scrubgrass Refundable Hosting Deposits and security deposits for energy consumption at the Company’s Paso Pe and Yguazu facilities in Paraguay.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (expenses) (Continued)

FY 2024 v. FY 2023

Bitfarms’ net financial income was $39.2 million for FY 2024, compared to a $37.2 million expense for FY 2023. The $76.4 million favorable change was mainly due to:

●	A $62.6 million favorable change in gain (loss) on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2023 private placement in FY 2024 compared to an increase in the fair value of the warrant liabilities for the 2021 and 2023 private placements in FY 2023. In addition, there were fewer outstanding warrants as of December 31, 2024 compared to December 31, 2023 due to the exercise of 2023 warrants and expiration of 2021 warrants during 2024.
●	A $17.8 million increase in gain on derivative assets and liabilities mainly due to a $15.9 million gain on the Company’s capitalization on BTC price near all-time highs to close out Synthetic HODL positions, combined with the $2.1 million gain from the change in the fair value of the BTC redemption option. Refer to Note 9 to the Financial Statements for more details.
●	A $6.4 million decrease in loss on foreign exchange due to the same factors explained in the Q4 2024 v. Q4 2023 section above.
●	A $5.9 million decrease in provision expense on VAT receivable due to the same factors explained in the Q4 2024 v. Q4 2023 section above.
●	A $4.6 million increase in interest income due to the Company’s higher average cash balance during FY 2024 compared to FY 2023. Refer to Section 11a - Liquidity and Capital Resources (Cash Flows) for details of the Company’s cash flows.
●	A $2.3 million decrease in interest expense due to (i) the extinguishment in February 2023 of the BlockFi Lending LLC (“BlockFi”) Loan that commenced on February 18, 2022 as described below and (ii) the NYDIG ABL LLC (“NYDIG”) Loan that commenced on June 15, 2022 and was fully repaid in February 2024.
●	A $2.0 million decrease in warrant issuance costs as no warrants were issued in FY 2024 compared to the $2.0 million warrant issuance costs for the 2023 private placement in FY 2023.

The favorable change was offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during FY 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $9.9 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina during FY 2024 compared to FY 2023, as the capital expenditures related to the first data center were mostly paid in 2022 and 2023. Since the third quarter of 2021, the Company has been utilizing a mechanism to fund its Argentina expansion through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.
●	A $2.5 million loss on initial recognition of refundable deposits due to the difference between the fair value and principal of the Refundable Hosting Deposits and security deposits for energy consumption at the Company’s Paso Pe and Yguazu facilities in Paraguay.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenues	56,163	44,853	41,548	50,317	46,241	34,596	35,479	30,050
Net loss	15,165	(36,649)	(26,599)	(5,980)	(62,045)	(16,507)	(26,083)	(4,287)
Basic earnings (loss) per share	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)	(0.11)	(0.02)
Diluted earnings (loss) per share	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)	(0.11)	(0.02)
Net (loss) income before income taxes	5,458	(36,651)	(24,895)	(12,265)	(62,423)	(16,106)	(26,177)	(4,617)
Interest (income) and expense	(290)	(2,014)	(1,693)	(302)	91	368	846	1,354
Depreciation and amortization	24,584	28,829	57,337	38,977	21,790	21,767	20,528	20,700
Sales tax recovery - depreciation and amortization	—	—	(8,760)	—	—	—	—	—
EBITDA (1)	29,752	(9,836)	21,989	26,410	(40,542)	6,029	(4,803)	17,437
EBITDA margin (1)	53%	(22)%	53%	52%	(88)%	17%	(14)%	58%
Share-based payment	4,021	5,159	1,675	3,094	3,906	2,011	2,462	2,536
Realized loss on disposition of digital assets	—	—	—	—	—	—	—	—
(Reversal of) revaluation loss on digital assets	—	—	—	—	(1,183)	1,183	—	(2,695)
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—	—	—	—	(12,835)
Impairment on short-term prepaid deposits, assets held for sale, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	3,628	—	—	2,270	—	9,982	—
Loss (gain) on revaluation of warrants	(6,314)	(5,704)	1,455	(9,040)	42,760	(2,196)	1,189	1,221
Gain on disposition of marketable securities	(782)	(780)	(413)	(338)	(999)	(4,120)	(4,955)	(2,171)
Service fees not associated with ongoing operations	1,287	9,383	3,096	—	—	—	—	—
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (2)	—	—	(18,468)	2,387	2,485	2,366	2,333	2,097
Net financial expenses and other	(13,649)	3,706	2,132	811	7,635	3,610	3,760	2,785
Adjusted EBITDA (1)	14,315	5,556	11,466	23,324	16,332	8,883	9,968	8,375
Adjusted EBITDA margin (1)	25%	12%	28%	46%	35%	26%	28%	28%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION (Continued)

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, Canada, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State, United States, that were powered by the Grant County Power Utility District, operations in Pennsylvania, United States that were powered by Stronghold and PJM Interconnection Merchant Market, as well as operations in Paraguay that were powered by ANDE and Compañía de Luz y Fuerza S.A (“CLYFSA”). Energy rates in Argentina increase during the winter months of May through September. Among other phenomena, changing weather in Quebec (Canada) Washington State (United States), Paraguay or Argentina may impact seasonal electricity needs and costs. Periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q4 2024 details, refer to Section 8A - Financial Performance (Revenues); Section 11A - Liquidity and Capital Resources (Cash Flows); and Section 7 - Expansion Projects (United States Expansion, Paraguay Expansion, and Canada Expansion) of this MD&A.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; (iv) electrician salaries and payroll taxes; and (v) sales tax recovery.

●     To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●     To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     To provide the users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.

●     To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; (v) sales tax recovery; and (vi) other direct expenses.

●     To assess the Company’s power and hosting costs, the largest variable expense in Mining.

●     To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) non-cash service expense (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) share-based payment; (vi) other direct expenses; (vii) sales tax recovery; and (viii) other non-recurring items that do not reflect the core performance of the Company.[1]

●     To assess the total cash cost of the Company’s core digital asset Mining operations.

●     To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

[1]	The Company revised the definition of Total Cash Cost from a net income (loss)-based approach to the sum of cost of revenues and G&A expenses before specified items, which lead to the same results as the previous approach. This change simplifies the measure’s presentation and enhances clarity for users.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●     To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●     To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●     Useful for providing users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●     To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●     To assess the Company’s power costs, the largest variable expense in Mining.

●     To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●     To assess the total cash cost of the Company’s core digital asset Mining operations.

●     To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	56,163	46,241	9,922	21%	192,881	146,366	46,515	32%

Net (loss) income before income taxes	5,458	(62,423)	67,881	nm	(68,353)	(109,323)	40,970	(37)%
Interest (income) and expense	(290)	91	(381)	(419)%	(4,299)	2,659	(6,958)	(262)%
Depreciation and amortization	24,584	21,790	2,794	13%	149,727	84,785	64,942	77%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	100%
EBITDA	29,752	(40,542)	70,294	nm	68,315	(21,879)	90,194	nm
EBITDA margin	53%	(88)%	—	—	35%	(15)%	—	nm
Share-based payment	4,021	3,906	115	3%	13,949	10,915	3,034	28%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	—	2,270	(2,270)	100%	3,628	12,252	(8,624)	(70)%
Reversal of revaluation loss on digital assets	—	(1,183)	1,183	100%	—	(2,695)	2,695	100%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	(12,835)	12,835	100%
(Gain) loss revaluation of warrants	(6,314)	42,760	(49,074)	(115)%	(19,603)	42,974	(62,577)	(146)%
Gain on disposition of marketable securities	(782)	(999)	217	(22)%	(2,313)	(12,245)	9,932	(81)%
Service fees not associated with ongoing operations	1,287	—	1,287	100%	13,766	—	13,766	100%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	2,485	(2,485)	100%	(16,081)	9,281	(25,362)	(273)%
Net financial (income) expense and other	(13,649)	7,635	(21,284)	(279)%	(7,000)	17,790	(24,790)	(139)%
Adjusted EBITDA	14,315	16,332	(2,017)	(12)%	54,661	43,558	11,103	25%
Adjusted EBITDA margin	25%	35%	—	—	28%	30%	—	—

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gross (loss) profit	1,387	1,757	(370)	(21)%	(32,359)	(21,502)	(10,857)	50%
Non-Mining revenues¹	(1,592)	(1,285)	(307)	24%	(5,102)	(5,060)	(42)	1%
Depreciation and amortization	24,584	21,790	2,794	13%	149,727	84,785	64,942	77%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	(100)%
Electrical components and salaries	1,403	1,095	308	28%	4,081	4,151	(70)	(2)%
Sales tax recovery - prior years - energy and infrastructure²	—	2,211	(2,211)	100%	(14,338)	8,366	(22,704)	(271)%
Other	4	(114)	118	nm	1,220	(463)	1,683	nm
Gross Mining profit	25,786	25,454	332	1%	94,469	70,277	24,192	34%
Gross Mining margin	47%	57%	—	—	50%	50%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	56,163	46,241	9,922	21%	192,881	146,366	46,515	32%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues[3]	(54,571)	(44,956)	(9,615)	21%	(187,779)	(141,306)	(46,473)	33%
Non-Mining revenues	1,592	1,285	307	24%	5,102	5,060	42	1%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	54,776	44,484	10,292	23%	225,240	167,868	57,372	34%
Depreciation and amortization	(24,584)	(21,790)	(2,794)	13%	(149,727)	(84,785)	(64,942)	77%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,403)	(1,091)	(312)	29%	(4,081)	(4,141)	60	(1)%
Infrastructure	(1,456)	(1,607)	151	(9)%	(5,784)	(3,909)	(1,875)	48%
Sales tax recovery - prior years - energy and infrastructure (1)	—	(2,211)	2,211	100%	14,338	(8,366)	22,704	271%
Other	(649)	—	(649)	(100)%	—	82	(82)	(100)%
Direct Cost	26,684	17,785	8,899	50%	88,746	66,749	21,997	33%
Quantity of BTC earned	654	1,236	(582)	(47)%	2,914	4,928	(2,014)	(41)%
Direct Cost per BTC (in U.S. dollars)	40,800	14,400	26,400	183%	30,500	13,500	17,000	126%

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	54,776	44,484	10,292	23%	225,240	167,868	57,372	34%
General and administrative expenses	18,042	13,405	4,637	35%	71,240	39,292	31,948	81%
	72,818	57,889	14,929	26%	296,480	207,160	89,320	43%
Depreciation and amortization	(24,584)	(21,790)	(2,794)	13%	(149,727)	(84,785)	(64,942)	77%
Non-cash service expense (2)	(688)	—	(688)	(100)%	(1,252)	—	(1,252)	(100)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,403)	(1,091)	(312)	29%	(4,081)	(4,141)	60	(1)%
Share-based payment	(4,021)	(3,906)	(115)	3%	(13,949)	(10,915)	(3,034)	28%
Service fees not associated with ongoing operations	(1,287)	—	(1,287)	(100)%	(13,766)	—	(13,766)	(100)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	(2,485)	2,485	100%	16,081	(9,281)	25,362	273%
Other	(1,078)	201	(1,279)	(636)%	(5,659)	890	(6,549)	(736)%
Total Cash Cost	39,757	28,818	10,939	38%	132,887	98,928	33,959	34%
Quantity of BTC earned	654	1,236	(582)	(47)%	2,914	4,928	(2,014)	(41)%
Total Cash Cost per BTC (in U.S. dollars)	60,800	23,300	37,500	161%	45,600	20,100	25,500	127%

1	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

2	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its 2025 and 2026 growth plans discussed in Section 7 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the U.S. dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election resulting in the election of a new president, Javier Milei. Many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023. The Milei administration plans to lift currency controls by January 1, 2026 or earlier if the Argentine government reaches a new deal with the International Monetary Fund and receives disbursements in 2025. The ongoing implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Hashrate services for a market-based fee to its Canadian parent which, in turn, purchases that Hashrate to consolidate and sell to a third-party Mining Pool for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows

	Year ended December 31,
(U.S. $ in thousands except where indicated)	2024	2023	$ Change	% Change
Cash, beginning of the period	84,038	30,887	53,151	172%
Cash flows from (used in):
Operating activities	(140,562)	(105,711)	(34,851)	33%
Investing activities	(178,387)	70,966	(249,353)	(351)%
Financing activities	294,462	87,878	206,584	235%
Exchange rate differences on currency translation	(9)	18	(27)	(150)%
Cash, end of the period	59,542	84,038	(24,496)	(29)%

Cash Flows used in Operating Activities

Cash flows used in operating activities increased by $34.9 million during FY 2024 compared to FY 2023.

The increase in cash flow used in operating activities is driven primarily by:

●	Higher cash G&A expenses, net of sales tax refund, of $28.9 million as explained in Section 8C - Financial Performance - General & Administrative expenses of this MD&A;
●	A decrease in working capital of $10.5 million as explained in Section 12 - Financial Position of this MD&A; and
●	An increase in income taxes paid, with $1.5 million paid during FY 2024, compared to $11.6 million refunded during FY 2023.

The increase was partially offset by:

●	Receiving interest and financial income of $5.6 million in FY 2024 compared to $1.8 million in FY 2023 mainly due to interest collected from the sales tax refund and from higher average cash balance during 2024;
●	Lower cash energy cost of $7.5 million, net of sales tax refund, as explained in Section 8B - Financial Performance - Cost of Revenues of this MD&A; and
●	Interest expenses paid of $1.7 million during FY 2024, compared to $13.9 million during FY 2023 mainly due to eliminating the remaining NYDIG debt balance in February 2024.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $249.4 million during FY 2024 compared to FY 2023.

The increase in cash flow used in investing activities is driven primarily by:

●	$281.5 million of net additions of PPE during FY 2024, compared to $45.3 million for the same period in 2023, primarily due to the acquisition of Miners and infrastructure build-out;
●	$52.9 million in advance payments mainly for the transformative fleet upgrade during FY 2024, compared to $22.9 million in advanced payments during FY 2023;
●	$15.6 million in Refundable Hosting Deposits in FY 2024, compared to nil during FY 2023; and
●	$2.3 million of net proceeds received in FY 2024 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $12.2 million of net proceeds for the same period in 2023, as described in Note 29c - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows used in Investing Activities (Continued)

The increase was partially offset by:

●	An increase in proceeds from sale of digital assets earned of $22.8 million as a result of selling BTC in FY 2024 with significantly higher prices compared to FY 2023;
●	$17.2 million of net proceeds from disposition of derivative assets and liabilities in FY 2024 as the Company capitalized on BTC price near all-time highs to close out all Synthetic HODL positions compared to nil in FY 2023; and
●	The acquisition of assets in Baie-Comeau, Quebec, Canada, and in Paraguay for $2.4 million in FY 2023, as described in Note 5 - Acquisitions of Assets to the Financial Statements, compared to nil in FY 2024.

Cash Flows from Financing Activities

Cash flows from financing activities increased by $206.6 million from $87.9 million for FY 2023 to $294.5 million for FY 2024.

FY 2024

●	The Company raised:
◦	$290.5 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$8.9 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock (Quebec, Canada) data center.
●	The amounts raised were partially offset by scheduled payments primarily relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $2.2 million.

FY 2023

●	The Company raised $68.5 million of net proceeds from an at-the-market equity offering program, initiated on August 16, 2021 and expired on September 12, 2023 (“2021 ATM program”), $40.6 million of net proceeds from the private placement completed in November 2023, and $13.0 million of net proceeds from the exercise of stock options and warrants. The amounts raised were partially offset by repayments towards the long-term debt and lease liabilities of $30.5 million and $3.6 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the remaining $20.4 million principal balance of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Principal repayments of $22.2 million towards the NYDIG loan; and
◦	The full repayment of the principal amount of the remaining equipment financing (the “Foundry Loans”) before maturity and without prepayment penalty for $0.8 million.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi. On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program as for aggregate gross proceeds of up to $375.0 million.

The Company filed amended and restated prospectus supplements dated October 4, 2024, and December 17, 2024, providing disclosure regarding the Stronghold Transaction and the restatement of the Company’s 2023 annual consolidated financial statements and MD&A for the year ended December 31, 2023 and interim consolidated financial statements and MD&A for the nine months ended September 30, 2024, respectively, and amending and restating the March Supplement, to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

Q4 2024 v. Q4 2023

During the three months ended December 31, 2024, the Company issued 26,150,839 common shares through the 2024 ATM Program in exchange for gross proceeds of $51.8 million at an average share price of approximately $1.98. The Company received net proceeds of $50.1 million after paying commissions of $1.6 million to the sales agent, in addition to $0.1 million of other transaction fees.

During the three months ended December 31, 2023, the 2024 and 2021 ATM Programs were not active, and no common shares related to either ATM program were issued.

FY 2024 v. FY 2023

During FY 2024, the Company issued 135,474,160 common shares in the 2024 ATM Program in exchange for gross proceeds of $299.9 million at an average share price of approximately $2.21. The Company received net proceeds of $290.5 million after paying commissions of $9.0 million to the sales agent in addition to $0.4 million of other transaction fees. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

During FY 2023, the Company issued 52,120,899 common shares in the 2021 ATM program in exchange for gross proceeds of $70.8 million at an average share price of approximately $1.36. The Company received net proceeds of $68.5 million after paying commissions of $2.2 million to the sales agent, in addition to $0.1 million of other transaction fees.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s Mining operations, as described in Section 7 -Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the 2024 ATM Program through December 31, 2024:

(U.S. $ in thousands except where indicated) Categories	Use of proceeds from March 11, 2024 to December 31, 2024
Miner fleet upgrade	222,261
Paso Pe expansion	27,506
Baie-Comeau expansion	9,200
Yguazu expansion	31,506
290,473

Private placements

Q4 2024 v. Q4 2023

During the three months ended December 31, 2023, the Company received from the private placement completed in November 2023 net proceeds of $40.6 million after paying commissions and other fees of $3.2 million to the broker. In addition, 6,962,693 warrants and 2,306,667 broker warrants related to the private placement that closed on November 28, 2023, were exercised, resulting in the issuance of 9,269,360 common shares for proceeds of approximately $11.0 million. During the three months ended December 31, 2024, there were no private placements or exercises of warrants from previous private placements completed by the Company.

FY 2024 v. FY 2023

During FY 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately $6.0 million.

During FY 2023, the Company received total net proceeds of $51.6 million compared to nil in FY 2024 for the same reasons explained in the Q4 2024 v. Q4 2023 section above.

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 and 2026 expansion plans and to complete construction of additional data centers, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining pool operators. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event. Since the BTC halving on April 19, 2024, revenue per terahash has not yet returned to pre-halving levels.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1, 2022, Management received approval from the Board to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions and the Company’s projected financing requirements justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in FY 2024, a portion of which was used to fully repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

	Three months ended
(U.S. $ in thousands except where indicated)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Quantity of BTC sold	502	461	515	941
Total proceeds	40,871	27,938	33,756	49,570

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 1,285 BTC as of December 31, 2024, valued at approximately $120.1 million based on a BTC price of approximately $93,400, as of December 31, 2024.

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets

The Company’s BTC received from the Mining pool operators for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of March 26, 2025, the Company has 1,446 BTC, valued at $125.1 million on its balance sheet, based on a price of $86,500 per BTC. As of the date of this MD&A, 76% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital with the remaining 24% held by third parties and classified as restricted digital assets in the statement of financial position.

Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of $100.0 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s annual report, on Form 10-K, filed with the U.S. Securities Exchange Commission on February 13, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the Board approved a hedging program and authorized Management, through a Risk Committee specifically created for this purpose, to implement hedges using various financial derivatives including over-the-counter BTC options and BTC futures contracts, among others, hedging up to 20% of the Company’s BTC compensation per month and up to three months of expected future BTC compensation. In April 2023, the Board authorized the Risk Committee to increase the maximum hedge ratio to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation.

During the year ended December 31, 2024, the Company had BTC option contracts to sell digital assets which resulted in a loss of $1.3 million, mainly related to premiums for the option contracts hedging the risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 23 to the Financial Statements for more details.

Synthetic HODL program for digital assets management

Alongside the hedging program, and with the intent to source risk-managed and capital-efficient leverage on BTC, in June 2023, the Board approved a HODL strategy, referred to as the Synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC derivatives and volatility-targeting instruments. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to replicate BTC HODL appreciation potential upside while utilizing excess cash flow from operations to fund capital growth programs. It remains within the Risk Committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the Board to more adequately respond to market conditions that are beyond the Company’s operational control. During the year ended December 31, 2024, the Company purchased long-dated BTC call options which resulted in a gain of $17.0 million, including realized gains of $17.6 million, attributable to the change in the BTC price over the period.

Bitcoin One program for digital assets management

In February 2025, the Board approved the launch of the Bitcoin One initiative as the successor to the Company’s Hedging program and Synthetic HODL program for digital assets management, which was deployed during this month. Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to BTC accumulation through diversification, strategic leverage, and market timing. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin One to be actively managed and participate in volatility-targeting strategies.

Bitcoin One focuses on active BTC treasury management through discretionary and rules-based trading algorithms and an active managed volatility targeting program that trades crypto volatility as an asset class and harvests the risk premium that arises from that volatility.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of December 31, 2024:

(U.S. $ in thousands)	2025	2026	2027	2028	2029 and thereafter	Total
Trade accounts payable and accrued liabilities	22,158	—	—	—	—	22,158
Long-term debt	156	161	165	170	2,982	3,634
Lease liabilities	3,451	4,182	4,309	3,936	16,114	31,992
	25,765	4,343	4,474	4,106	19,096	57,784

D.	Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of December 31, 2024.

E.	Commitments

As of December 31, 2024, the Company’s total remaining payment obligations in connection with the amended Purchase Option and the March 2024 Purchase Order was $33.2 million. As described in Note 8 and 9 to the Financial Statements, in November 2024, the Company transferred 351 BTC which can be redeemed in four installments. The Company is not obligated to redeem all of the BTC installments. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. In January 2025, the Company exercised the first BTC Installment. Refer to Note 32 to the Financial Statements for more details.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION

A.	Working Capital

	As of December 31,	As of December 31,
(U.S. $ in thousands)	2024	2023	$ Change	% Change
Total Current Assets	213,709	129,984	83,725	64%
Total Current Liabilities	36,270	69,154	(32,884)	(48)%
Working Capital	177,439	60,830	116,609	192%

With the BTC Halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage uncertainty and capitalize upon suitable opportunities the BTC Halving may present. The Company also anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 7 - Expansion Projects of this MD&A. As of December 31, 2024, Bitfarms had working capital of $177.4 million, compared to $60.8 million as of December 31, 2023. The increase in working capital was mostly due to:

●	A $86.2 million increase in digital assets resulting from the increase of the Company’s balance by 481 BTC and the appreciation of the BTC price during FY 2024. This increase included a $32.8 million increase in restricted digital asset during FY 2024 relating to digital assets transferred to a third-party as consideration for goods or services, but for which the Company has the option to repurchase the digital assets. Refer to Note 8 to the Financial Statements.

●	A $32.4 million decrease in warrant liabilities due to the subsequent decrease in fair value revaluation of the warrants from the 2023 private placements, the exercise of 2023 private placements warrants and the expiration of all 2021 private placement warrants.
●	A $8.2 million increase in short-term prepaid deposits mainly related to the prepayment of electricity to an energy supplier in Argentina during FY 2024.

●	A $5.8 million increase in other assets resulting from the increase in sales taxes receivable as the Canadian sales taxes became refundable again during FY 2024.
●	A $4.5 million increase in assets held for sale due to older Miners being replaced as a result of the the transformative fleet upgrade during FY 2024.
●	Scheduled capital repayments of $4.0 million to fully pay off the NYDIG loan in the first quarter of 2024. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.
●	A $2.1 million increase in derivative assets due to the recognition and revaluation of embedded derivatives during FY 2024 as the Company holds a BTC redemption option for Mining hardware deposits in BTC. Refer to Note 9 to the Financial Statements for more details.

The increase is partially offset by:

●	A $24.5 million decrease in cash as explained by the cash flows. Refer to Section 11A - Liquidity and Capital Resources - Cash flows of this MD&A.
●	A $5.2 million increase in trade payables and accrued liabilities, reflecting the ongoing expansion projects of the Company and professional services.

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of December 31,	As of December 31,
(U.S. $ in thousands)	2024	2023	$ Change	% Change
North America
Canada	117,615	101,454	16,161	16%
United States	62,854	18,154	44,700	246%
	180,469	119,608	60,861	51%
South America
Paraguay	112,452	11,747	100,705	857%
Argentina	55,604	54,657	947	2%
	168,056	66,404	101,652	153%
	348,525	186,012	162,513	87%

As of December 31, 2024, Bitfarms had PPE of $348.5 million, compared to $186.0 million as of December 31, 2023. The increase of $162.5 million, or 87%, was primarily due to:

●	The $100.7 million increase in Paraguay PPE primarily due to the construction of the Paso Pe data centers and substation, receipt of approximately 8 hydro containers, the installation of approximately 9,500 Bitmain T21 air-cooled Miners and 1,800 MicroBT M53S WhatsMiner Miners as well as the ongoing construction of the Yguazu data center and substation during FY 2024.
●	The $44.7 million increase in United States PPE mainly due to the delivery of Miners for the two Hosting agreements with Stronghold, originally scheduled to be deployed at the Yguazu, Paraguay data center.
●	The $16.2 million and $0.9 million increases in Canada and Argentina PPE, respectively, are mainly due to the Miner fleet upgrade, which exceeded the regular depreciation and accelerated depreciation of older Miners. Refer to Note 12 - Property, Plant and Equipment to the Financial Statements.

C.	Right-of-use (“ROU”) assets

As of December 31, 2024, Bitfarms had ROU assets of $23.0 million, compared to $14.3 million as of December 31, 2023. The increase of $8.7 million, or 61%, was mainly due to the Sharon Lease Agreement finalized during the third quarter of 2024 to lease an industrialized site in Sharon, Pennsylvania, United States, providing the Company immediate capacity of 12 MW of electricity and a potential additional 98 MW for a total 110 MW of development capacity by 2025.

Upon signing the agreement, the Company issued 1,532,745 common shares with a total value of $3.0 million as a non-refundable deposit which was capitalized as part of the ROU asset. On initial recognition, the Company recognized $11.4 million of ROU asset and $8.2 million of lease liability with the difference of $3.0 million recorded in share capital. Refer to Note 19 - Leases and Note 22 - Share Capital to the Financial Statements for more details.

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION (Continued)

D.	Intangible assets

As of December 31, 2024, Bitfarms had intangible assets of $4.0 million, compared to $3.7 million as of December 31, 2023. The $0.3 million increase is mainly due to the Washington State, Unites States, access right to electricity being available for use and reclassified from long-term deposits, equipment, prepayments and other to intangible assets. The increase was partially offset by the amortization of the Company’s access rights to electricity in Washington State, United States, and access rights to electricity already held in Quebec, Canada and Paraguay since 2023. The following table summarizes those access rights to electricity, at cost:

Year	Location	Additions to intangibles ($)	Original capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, United States	912	6 MW		No termination date	Declining balance 4%
		912	6 MW
2023	Baie-Comeau, Quebec, Canada	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	1	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	2	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

[1]	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

[2]	In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

Refer to Note 5 and 13 to the Financial Statements for more details.

13. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 23 to the Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

14. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 24 to the Financial Statements.

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the CEO and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company’s CEO and CFO, has evaluated, or caused to be evaluated, the effectiveness of the Company’s DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings as of December 31, 2024. As a result of this evaluation, the Company’s CEO and CFO have concluded that the Company’s DC&P were not effective as of December 31, 2024, and that the design and operating of the Company’s DC&P were not effective to provide reasonable assurance that all material information relating to the Company was reported as required because material weaknesses in the current operation of the Company’s internal control over financial reporting (“ICFR”) were identified, as described below.

B.	Management’s annual report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate ICFR. Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management, under the supervision of the CEO and CFO of the Company, has evaluated the effectiveness of its ICFR as of December 31, 2024, as defined in National Instruments 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management concluded that, as of December 31, 2024, the Company’s ICFR was not effective because a material weakness existed.

Identified material weakness

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s annual report on internal control over financial reporting (Continued)

Identified material weakness (Continued)

In 2023, Management identified that the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2022, which was reflected in the comparative period for the consolidated financial statements of the Company for the year ended December 31, 2023 filed on December 9, 2024.

In the fourth quarter of 2024, Management also identified a material error in the statements of cash flows, resulting in a reclassification of sales of digital assets from cash flows from operations to cash flows from investing activities. These errors, which impacted the consolidated financial statements for the year ended December 31, 2023 and 2022, were corrected with the filing of Amendment No.1 to the Annual Report on Form 40-F for fiscal year ended December 31, 2023.

Management concluded that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness in ICFR as of December 31, 2024. Management concluded that the Company’s ICFR as of December 31, 2024 was not effective because of the material weakness.

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex transactions and review of financial statements. Management’s efforts of hiring more CPAs and involving the Company’s legal counsel and third-party consultants to assist with complex transactions were in place at the end of 2024, and its remediation plan is expected to be completed after review and testing of controls during 2025.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in Section 19 - Risk Factors of this MD&A.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on October 1, 2024 and ended December 31, 2024.

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

16. RECENT AND SUBSEQUENT EVENTS

A.	Acquisition of Stronghold

On August 21, 2024, the Company and Stronghold entered into a definitive merger agreement (the “Merger Agreement”) under which Bitfarms will acquire Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was valued at approximately $125.0 million equity value plus the repayment of debt valued at approximately $50.0 million at the time of the agreement.

Transaction Details

The Transaction was unanimously approved by the Boards of both companies, approved by the majority of Stronghold shareholders, and received the applicable regulatory approvals, certain third party consents and other customary closing conditions. On March 14, 2025, the transaction closed.

Under the terms of the Merger Agreement, Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own. The Company issued 59,866,852 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, approximately $44.5 million was paid at closing to retire outstanding Stronghold loans.

The Company is currently in the process of determining the fair value of identifiable assets acquired and liabilities assumed.

B.	Sale of Yguazu Mining Site

On January 24, 2025, the Company announced that it had entered into a binding Letter of Intent to sell its 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies, Ltd (“HIVE”).

On March 14, 2025, the transaction closed with HIVE purchasing from Bitfarms its 100% ownership stake of its Yguazu, Paraguay Bitcoin data center and the Company’s loan receivable from Backbone Yguazu for $63.0 million, with Bitfarms receiving:

●	$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
●	$12.0 million upon closing of this transaction; and
●	$31.0 million over 6 months following closing.

52	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS (Continued)

C.	2024 ATM Program

During the period from January 1, 2025 to March 26, 2025, the Company issued 14,444,643 common shares through the 2024 ATM Program in exchange for gross proceeds of $24.4 million at an average share price of approximately $1.69. The Company received net proceeds of $23.6 million after paying commissions of $0.8 million to the sales agent.

D.	Redemption options of BTC

On January 30, 2025, the Company exercised its option to redeem the first installment of the BTC Pledged in relation to the purchase of Miners under the Supplementary Agreements. The Company redeemed 87 BTC for $8.3 million. See Note 8 to the Financial Statements for more details.

E.	Bitmain T21 and S21+ Miners Swap

On March 12, 2025, in connection with the Purchase Order, an exchange agreement was made signed to return 4,160 Bitmain T21 Miners. In consideration for the returned products Bitmain will refund the Company with a $9.5 million credit. Simultaneously, the Company placed another purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11.9 million. The Company has the option to pay the net amount of $2,374 in cash or in BTC. The payment terms, the BTC installments and the BTC Redemption Option are similar to the ones included in the Supplementary Agreements as described in Note 9 to the Financial Statements. On March 13, 2025, the Company paid the net $2.4 million in BTC which can be redeemed on a quarterly basis.

53	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 553,644,380 common shares outstanding, 20,096,066 vested and 7,263,750 unvested stock options, 23,735,132 warrants outstanding and 2,787,666 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan was subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX notified the Company that the TSX would defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it was satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan was ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX did not affect the adoption or operation of the July 2024 Rights Plan. The Board recommended that shareholders of the Company ratify the July 2024 Rights Plan, which was approved at the Company’s special meeting of shareholders on November 20, 2024.

54	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Canada

The Company operates a total of eight data centers with an aggregate power capacity of 170 located in the Province of Quebec, Canada. Refer to Section 7 - Expansion Projects - C. Canada Expansion of this MD&A.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

United States

The Company operates three data centers with an aggregate power capacity of 150 located in the States of Washington and Pennsylvania, United States. Energy for two of the three data centers is derived from the Company’s power facilities and/or the grid. Refer to Section 7 - Expansion Projects - A. United States Expansion of this MD&A.

There are no material restrictions in the States of Washington and Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Washington or Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Paraguay

The Company operates a total of two data centers with an aggregate power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 7 - Expansion Projects - B. Paraguay Expansion of this MD&A.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

55	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Paraguay (Continued)

In April 2024, a group of Paraguay’s Senators initially proposed a 180-day blanket ban on cryptocurrency Mining due to concerns over power theft of and disruptions to the electricity supply. However, the Senate issued a statement in support of the legal cryptocurrency Mining industry arguing that selling excess energy to Bitcoin miners unlocks substantial revenue streams and bolsters Paraguay’s economy, acknowledging that the proposed ban would not effectively address illegal Mining activities. The Senate held a public hearing on April 23, 2024 (the “Public Hearing”) to debate the merits and drawbacks of Bitcoin Mining in the country. Lawmakers acknowledged the potential issues caused by illegal Mining operations disrupting the power supply, but also recognized the potential economic benefits of embracing licensed Mining.

Following these discussions, several significant developments occurred. On June 26, 2024, Congress in Paraguay sanctioned a bill, which was later promulgated as Law No. 7300. This law increases penalties for illegal use of electricity, particularly targeting unauthorized cryptocurrency Mining. Penalties range from fines to imprisonment up to 10 years, with provisions for equipment confiscation.

Secondly, also on June 26, 2024, ANDE issued a decree implementing an abrupt increase in tariffs for the cryptocurrency Mining industry. The decree increased the electricity tariffs from 6% to 16%, a 10%-point increase, across various voltage categories, effective July 1, 2024. The effective rate increase on the voltage level the Company uses was approximately 13.6%.

Argentina

The Company operates one 58 MW data center located in Cordoba, Argentina.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

56	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business, financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair its operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this MD&A, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

The company may not realize all of the anticipated benefits of the Stronghold Transaction.

Bitfarms, following Stronghold Transaction (thereafter, the “Combined Company”), may not realize all of the anticipated benefits of the Stronghold Transaction even if Bitfarms believes that the Stronghold Transaction will provide benefits to the Combined Company. There is a risk that some or all of the expected benefits of the Stronghold Transaction may fail to materialize or may not occur within the time periods anticipated by Bitfarms. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Bitfarms and Stronghold. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company following Stronghold Transaction difficult. Prior to the completion of the Stronghold Transaction, Stronghold and Bitfarms operated independently. The success of Stronghold Transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies. The past financial performance of each of Stronghold and Bitfarms may not be indicative of their future financial performance. Realization of the anticipated benefits in the Stronghold Transaction will depend, in part, on the Combined Company’s ability to successfully integrate Stronghold and Bitfarms’ businesses. The Combined Company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of Bitfarms. The coordination process may also result in additional and unforeseen expenses. Failure to realize all of the anticipated benefits of Stronghold Transaction may impact on the financial performance of the Combined Company and the price of the Combined Company’s common shares

The Company has incurred, and will continue to incur, significant costs in connection with Stronghold Transaction.

As a result of Stronghold Transaction, the Company has incurred, and will continue to incur, significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. There may be additional unanticipated significant costs in connection with Stronghold Transaction that the Company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits, and additional income the Company expects to achieve from the Stronghold Transaction. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of Bitfarms and Stronghold, should allow the Company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

57	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The market value of the Company’s common shares may decline because of Stronghold Transaction.

The market value of the Company’s common shares may decline because of the Stronghold Transaction if, among other things, the Combined Company is unable to achieve the expected growth in earnings or if the costs of integrating the two businesses are greater than expected. The market value also may decline if the Combined Company does not achieve the perceived benefits of the Stronghold Transaction as rapidly or to the extent anticipated by the market or if the effect of the Stronghold Transaction on Bitfarms’ business, financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The Company may be the target of securities class action and derivative lawsuits, which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.

Limited Operating History.

The Company has only a limited operating history upon which an evaluation of the Company and its prospects, as well as an investment in the Company’s common shares, can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages and limitations with respect to personnel, financial and other resources. Although the Company has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Company will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2024, the Company had a net loss from continuing operations of $48.6 million, which net losses were generated as the Company executed its business plan and expands its BTC Mining activities as BTC prices have at times been in a bear market. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success, which is dependent on BTC prices, among other factors.

The Company has an evolving business model and strategy.

The Company expects its business model to continue to evolve in the future. As digital assets become more widely available, the Company expects its services and products to evolve to stay current with its industry. The Company’s growth strategy includes exploring the expansion and diversification of its revenue sources into new markets. Pursuant to that strategy, the Company is increasing its focus on diversification into high performance computing (“HPC”) and artificial intelligence (“AI”) solutions. The Company’s management team has limited or no experience in the HPC/AI industry and is expanding its team to include additional professionals, including external consultants, with such experience, but there is no guarantee that such efforts will be successful. Accordingly, the Company cannot offer any assurance that these or any other modifications to its business model and strategy will be successful or will not result in harm to its business. Such modifications may increase the complexity of its business and place significant strain on its management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions.

58	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company has an evolving business model and strategy. (Continued)

Moreover, the Company may not be able to manage growth effectively, which could damage its reputation, limit its growth and adversely affect its operating results. Further, the Company cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities within the digital assets industry, the HPC/AI market or other markets it may seek to expand into, and the Company may lose out on such opportunities. Any of the foregoing could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining operations in the Province of Quebec (Canada), Washington State (United States), the state of Pennsylvania (United States), Paraguay and Argentina. The Company’s current and future operations and anticipated growth, and the sustainability of hydro electricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations, poses certain risks.

Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, the City of Baie-Comeau, Grant PUD, CLYFSA, PJM Interconnection and Generación Mediterranea S.A. Regulated power suppliers may be subject to public policy initiatives and economic development programs which may or may not support the Mining industry. Additionally, there may be significant competition in the cryptocurrency Mining industry for suitable locations with access to affordable power. There can be no assurance that electricity will continue to be provided in the future or not curtailed to accommodate other users or otherwise made available on terms which are economic for the Company’s current and future operations, anticipated growth, and sustainability. Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

●	changes in generation capacity in our markets, including changes in the supply of power as a result of the development of new plants, expansion or reduction of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional or reduced transmission capacity;
●	environmental regulations and legislation;
●	electric supply disruptions, including plant outages and transmission disruptions;
●	changes in power transmission infrastructure;
●	fuel price volatility;
●	fuel transportation capacity constraints or inefficiencies;
●	development of new fuels, new technologies, and new forms of competition for the production of power;
●	changes in law, including judicial decisions;
●	weather conditions, including extreme weather conditions and seasonal fluctuations;
●	changes in the demand for power or in patterns of power usage;
●	economic and political conditions;
●	supply and demand for energy commodities;
●	supply chain disruption of electrical components needed to transmit energy;
●	availability of competitively priced alternative energy sources;
●	ability to procure satisfactory levels of inventory;
●	changes in capacity prices and capacity markets.

59	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks. (Continued)

Additionally, any suspension or cessation of power supply, failure of electrical networks, or changes in cost structure which are not economic, in the jurisdictions where the Company utilizes power for its operations, could result in a material adverse effect on the Company.

Quebec, Canada

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Quebec mandated electric power distributors to supply their customers under the obligation to serve power delivery regime; however, Bill-2 amended the Act respecting the Régie de l’énergie du Québec (the “Régie”) by giving the Government of Quebec the power to determine by regulation the cases in which Hydro-Québec, or any other electric power distributor, may be exempt from their obligation to provide electricity to industrial clients in the Province of Quebec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Quebec Energy Board. Hydro-Québec supplies power to certain of the Company’s data centers, and to the Municipal Electrical Networks for the Magog, Baie-Comeau and Sherbrooke data centers. The rates imposed on Hydro-Québec by the Régie are subject to change. Although power is supplied by Municipal Networks to the Company, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set pursuant to the Hydro-Québec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Quebec consumer price index, on a tariff class basis such that any adjustment would apply equally to all industrial clients, which includes CB tariff users (for Cryptocurrency Mining), M tariff users or LG tariff users regardless of end use. There is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Quebec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners, and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on data centers built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018, or data centers constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

60	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks. (Continued)

Quebec, Canada (Continued)

●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects would be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it would be required to participate in the call for tenders process. However, the Régie’s decision also meant that the Company’s pre-existing operations in the Province of Quebec would remain subject to the M or LG tariff in force, as the case may be, and they were exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff would apply to energy consumption not previously authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. The decision of the Régie did impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the already operating data center in Quebec. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

●	Step 3: On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network were to be subject to non-firm service, starting in Winter 2021-2022. The non-firm service applies for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion, the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, had already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
(b)	new clients entering the market through the call for tenders process would be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
(c)	load shedding for 300 hours was estimated to represent only 3.4% of the 8,760 hours in a year. The Régie did not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

61	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks. (Continued)

Quebec, Canada (Continued)

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s Data Centers in Quebec.

On May 30, 2022, the Company filed with the Régie an administrative complaint against Hydro-Québec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Québec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, had still not put in place the allocation process approved by the Régie.

On June 30, 2022, Hydro-Québec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie its Supply Plan for the period 2023 to 2032 and requested the Régie authorize the suspension of the allocation process for the granting of the balance of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto miners for future operations. The Company has actively participated in the regulatory process on the approval, by the Régie, of the Supply Plan and has challenged Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Québec’s request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assessed the Supply Plan submitted by Hydro-Québec. The Company did not challenge this decision but has strongly challenged Hydro-Québec’s request to reduce the amount of power allocated to zero.

On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block, which totaled approximately 270MW at the time. In addition, the Régie decided to maintain the 32.6 MW of the reserved block that had already been allocated to CB tariff clients. The Régie considered that the potential reallocation of the quantities currently held by these customers in case of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Québec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block already allocated. Hydro-Québec requested, and the Régie accepted, that such new process be presented on or before January 31, 2024.

In November 2023, the Company’s complaint was suspended at the request of the parties while the Company and Hydro-Québec entered into direct discussions. On January 17, 2024, after settlement discussions proved to be unsuccessful, the Company requested the reactivation of the complaint and that a date of hearing be fixed. On June 5, 2024, the Company decided to withdraw the complaint, following discussions with Hydro-Quebec.

62	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks. (Continued)

Quebec, Canada (Continued)

Before September 20, 2023, Hydro-Québec and the Municipal Electrical Networks were authorized to offer preferential rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks offered a discretionary preferential rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a preferential rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the Cowansville Data Center is subject to a preferential rate of 5% on its first 5 MW of power; and the Farnham Facility is subject to a preferential rate of 20% on its first 10 MW of power.

Washington State, United States

On November 9, 2021, the Company completed the acquisition of a data center in Washington State, United States. The data center is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydro-electric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each; thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per KW of billing demand plus a variable component of USD 2.100¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17 (“Schedule 17”). The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of 0.389¢ per kWh of consumption. Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption in its operations in Washington State, United States, may adversely impact its profitability.

Paraguay

In December 2021, the Company completed the construction of a 10 MW data center in Villarrica. The data center is powered by CLYFSA. CLYFSA is the only private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per KW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

63	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks. (Continued)

Paraguay (Continued)

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, they may be relevant to future new operations in that territory.

In July 2023, the Company entered into two power purchase agreements in Paraguay for up to 150 MW of hydro power until December 31, 2027: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world. Hydro power at both locations will be provided by ANDE at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027, and is not subject to annual inflationary adjustments.]

Argentina

In 2021, the Company commenced the construction of a 56 MW data center in Argentina (Rio Cuarto - Cordoba). Construction concluded during Q3 2022, and the site started operations gradually by adding 10MW modules at a time until September 2023, when it became fully operational. The data center receives electricity from Generacion Mediterranea S.A. (“GMSA”), one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple data centers.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

Valuation and Price Volatility of Cryptocurrencies.

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, media coverage of cryptocurrency, inflation and political or economic events, as well as market acceptance and demand for cryptocurrency. The market price of one BTC, in the Company’s principal market, ranged from approximately $39,507 to $106,141 during the year ended December 31, 2024 and ranged from approximately $16,600 to $44,700 during the year ended December 31, 2023. Although the Company partially hedges its investment in BTC, such hedging practices may not adequately protect the Company from BTC’s price volatility and surrounding risks.

64	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Valuation and Price Volatility of Cryptocurrencies (Continued)

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell BTC are currently determined by Management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company.

If cryptocurrency spot prices decline and remain at low market levels for a sustained period while Network Difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

In addition, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact the Company’s ability to hedge its portfolio in an efficient, cost-effective manner by, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting the Company’s ability to utilize non-cash collateral for derivatives transactions.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 18 - Long-term Debt to the Financial Statements.

Third-party Supplier Risks.

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue using certain Miners or otherwise alter its operations and may encounter delays. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangements with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business, financial condition and results of operations.

Competing Blockchain Platforms or Technologies and Alternatives to Bitcoin.

The development and acceptance of competing blockchain platforms or technologies may cause industry participants and consumers to abandon BTC. As BTC is the only digital asset the Company mines, it could face difficulty adapting to emergent digital ledgers, blockchains or alternatives thereto. This could prevent the Company from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on the Company’s business, financial condition, results of operations and the value of any BTC mined or otherwise acquired or held for the Company’s own account.

65	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Bitcoin Halving Event.

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving”. The BTC blockchain has undergone halvings three times since its inception. Most recently, in April 2024, the BTC Block Reward decreased from 6.25 to 3.125 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 450 per day, excluding transaction fees.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million. Once 21 million BTC are generated, the network will stop producing more. The next BTC Halving is expected to occur around March 2028, at which time BTC Block Rewards will decrease from 3.125 BTC per block to 1.5625 BTC per block. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the corresponding decrease in the compensation the Company receives from the Mining Pool(s) in which it participates.

If BTC price and difficulty do not adjust to pre-BTC Halving profitability levels over time, or take longer than expected to adjust, there is a risk that a future BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator.

Over the past five years, Bitfarms has both mined independently and been a member of multiple third-party Mining Pool operators; however, as of the date hereof, the only Mining Pool operator that Bitfarms participates in is Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry USA Pool and the terms of services and other terms and conditions that govern its relationship with Foundry USA Pool. Foundry USA Pool has the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees.

Foundry USA Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. In the event that Foundry USA Pool (or any other Mining Pool in which the Company participates) ceases making payments to Bitfarms for any reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, or modifies its payout methodology or Mining Pool fees in a manner that is unattractive or unacceptable to Bitfarms, Bitfarms would expect to immediately cease contributing its Hash power to such Mining Pool operator and either: (i) join a different Mining Pool operator; or (ii) commence Mining without a Mining Pool operator. In the event that the Company is unable to make such a switch of its operations in a timely manner and its Mining operations experience significant down time, it may experience an adverse impact on its business, results of operations and financial condition.

As a control measure, monthly, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments the Company received from Foundry USA Pool. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry USA Pool. In the event that the Company identifies a material difference, the Company may have to engage in litigation and/or cease its relationship with Foundry USA Pool, either of which may have a material adverse effect on the Company.

66	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Mining Pool Agreements Governed by Foreign Laws.

The agreement between the Company and Foundry USA Pool is governed by the laws of the State of New York. Furthermore, the Mining Pool agreement contains an arbitration provision that requires any dispute arising out of or relating to the Company’s agreement with Foundry Pool, or the breach thereof, to be finally resolved by arbitration before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. Any such arbitration resulting in a decision unfavorable to Bitfarms may have an adverse impact on its business, results of operations and financial condition.

Indemnification of Mining.

Pursuant to the terms and conditions of the Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, and expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death), arising out of or relating to the Company’s participation in Foundry Pool. In the event of any such losses, damages, or expenses, the Company may experience an adverse impact on its business, results of operations and financial condition.

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates.

The Company relies on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions, including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction, including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

The U.S. has previously enacted and has proposed to enact new tariffs (or increases of existing tariffs) on certain items imported from other countries. Following their enactment other countries have previously enacted or have proposed to enact new tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether additional treaties or other trade policies will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes by the U.S. and foreign governments to trade or investment policies, treaties and tariffs, as well as fluctuations in exchange rates, or the perception that any these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third-party manufacturers, which could have an adverse impact on the Company’s business, financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions that apply to the jurisdictions in which the Company operates or in which third parties with which the Company does business operate, could negatively impact the Company’s business, financial condition and results of operations.

67	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Cybersecurity Threats and Breaches.

Threats to network and data security are increasingly diverse and sophisticated, and security breaches, computer malware and computer hacking attacks have been an increasing concern. Despite the Company’s efforts and processes in place to prevent them, its computer servers and systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering. As techniques used to breach security change frequently and are generally not recognized until launched against a target, the Company may not be able to promptly detect that a cyber breach has occurred, implement security measures in a timely manner or, when implemented, it may not be able to determine the extent to which these measures could be circumvented.

Recent developments in the cyber threat landscape include the use of AI and machine learning, as well as an increased number of cyber extortion and ransomware attacks, with the potential for higher ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology.

Further, any adoption of AI by the Company or by third parties may pose new security challenges. A party who is able to compromise the security measures on the Company’s networks or the security of its infrastructure could misappropriate the proprietary or sensitive information of the Company or employees, or cause interruptions or malfunctions in the Company’s operations. Such a compromise could be particularly harmful to the Company’s brand and reputation. The Company also may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by cyber breaches in its physical or virtual security systems. Any breaches that may occur in the future could expose the Company to increased risk of lawsuits, regulatory penalties, loss of potential customers, damage relating to loss of proprietary information, harm to the Company’s reputation, and increases in security costs, which could have a material adverse effect on business, financial condition, and results of operations. The cybersecurity regulatory landscape continues to evolve and compliance with the proposed reporting requirements could further complicate the Company’s ability to resolve cyber-attacks While the Company currently does not maintain dedicated cyber risk insurance coverage, Company regularly evaluate the efficacy and commercial viability of such policies through our enterprise risk management framework, with formal reviews conducted annually. Comprehensive cyber risk coverage may be limited in availability, and even when implemented, may not fully cover all potential losses associated with cyber incidents.

68	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 and into early 2023 (namely, FTX Trading Ltd., Celsius Network LLC, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets and in BTC. These events have also negatively impacted the liquidity of the digital asset markets and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These and similar events are ongoing and may occur with respect to other participants in the digital asset ecosystem in the future to develop, and it is not possible to predict at this time all of the risks that such events may pose to the Company, its service providers, the other third parties with which it does business or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in this MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the larger ecosystem, which could adversely affect an investment in the Company. Such market volatility has had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the price of BTC as the results of its operations are significantly tied to the price of BTC.

These and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of the current and future custodians of the Company’s BTC or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Limited History of De-centralized Financial System.

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly susceptible to platform failures and fraudulent activities, which may have an adverse effect on the underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Considering these and other factors, traditional banks and other banking institutions may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the industry difficult or impossible. The Company has experienced and may in the future experience such banking challenges, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware.

To remain competitive, the Company will continue to monitor the state of available technology and invest in hardware and equipment required for maintaining and, as applicable, enhancing its operations and services. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that Mining hardware will be readily available, whether at a price that is commercially acceptable to the Company or at all, when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power.

Network Difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more Hashrate and the BTC Network Hashrate is increased, the BTC Network Difficulty is adjusted upwards by requiring more Hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their Hashrate to maintain or improve their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining companies have attempted to achieve greater Hashrate by deploying increasingly sophisticated, powerful and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired Hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, the Company’s Hashrate may stagnate and fall behind its competitors, potentially resulting in a decline in its revenues, which would have a material adverse effect on the Company’s results of operations and financial condition.

Additionally, the open-source structure of the BTC network protocol means the developers to the protocol are typically not directly compensated for their contributions in maintaining and developing the protocol. Failure to properly monitor and upgrade the BTC network protocol could damage the BTC network and could have a material adverse effect on the Company’s business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Competition.

The Company’s businesses are in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants, price volatility and, with respect to BTC, any future BTC Halvings, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency in certain jurisdictions has led some Mining companies to consider Paraguay as an attractive jurisdiction in which to operate, which may increase competition with the Company and its expansion efforts in Paraguay. Despite the Company’s strategic planning and expected advantages over certain of its competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving blocks and any related transaction fees are not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees.

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for BTC may adversely affect their value and result in a reduction in the market price of BTC, which could adversely impact the value of the Company’s cryptocurrency holdings and investments. If miners choose to cease operations, there would be a reduction in collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins and future investment strategies.

Additionally, the Company may compete with companies in the power generation industry. New parties may offer wholesale electricity bundled with other products or at prices that are below the Company’s rates. Other companies with which Bitfarms competes in power generation may have greater liquidity, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses or greater flexibility in the timing of their sale of generation capacity and ancillary services than Bitfarms does. Competitors may also have better access to subsidies or other out-of-market payments that put the Company at a competitive disadvantage.

71	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Competition. (Continued)

The Company’s competitors in the power generation industry may be able to respond more quickly to new laws or regulations or emerging technologies, or to devote greater resources to marketing of wholesale power than Bitfarms can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors in the power generation industry, and any failure to do so would have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

Uncertainty of acceptance and/or Widespread Use of Cryptocurrencies.

Currently, cryptocurrencies are not widely used in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of individuals to widely utilize currently available, and/or the failure of retail and commercial marketplaces to adopt, cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Emerging markets.

Investing in a company with operations in emerging markets entails certain inherent risks.

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of Miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging markets. (Continued)

There can be no guarantee that one or more of the events described above will not occur in the future, and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions, which, in turn, may have a material adverse effect on the Company’s overall business, financial condition and results of operations, and/or the trading price of the Company’s shares.

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations.

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, following which the government submitted a bill in order to maintain the 30% rate until the end of 2021 and to extend the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s data centers, prevent or restrict development and production at new or contemplated data centers and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Hazards Associated with the Operation of Power Generation Facilities, High-voltage Electricity Transmission and Industrial Operations.

The operations of the Company are subject to typical hazards associated with power generation, high-voltage electricity transmission and the supply of utilities to the data centers of the Company at an industrial scale. In particular, power generation involves hazardous activities, including acquiring, transporting and unloading fuel and operating large pieces of equipment. In addition to natural risks such as earthquakes, flood, lightning, hurricane and wind, other human-made hazards, such as nuclear accidents, dam failure, gas or other explosions, mine area collapses, fire, structural collapse, machinery failure and other dangerous incidents are inherent risks in the Company’s operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant, equipment, and transmission lines, contamination of, or damage to, the environment and suspension of operations.

73	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Hazards Associated with the Operation of Power Generation Facilities, High-voltage Electricity Transmission and Industrial Operations. (Continued)

Further, the Company’s employees and contractors work in, and the general public may be exposed to, potentially dangerous environments at or near certain of the Company’s operations. As a result, employees, contractors, and the general public are at risk for serious injury, including loss of life.

The occurrence of any one of these events may result in the Company being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. The Company maintains an amount of insurance protection that the Company considers adequate, but the Company cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which the Company may be subject and, even if the Company does have insurance coverage for a particular circumstance, the Company may be subject to a large deductible and maximum cap. A successful claim for which the Company is not fully insured could hurt its financial results and materially harm its financial condition. Further, due to rising insurance costs and changes in the insurance markets, the Company cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities.

The Company uses and intends to continue using certain commodities in its current and future cryptocurrency Mining operations, including hydro-electricity, coal refuse, and natural gas. Unexpected, sudden or prolonged price increases in those commodities, whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, recent geopolitical events have had an inflationary effect on the cost of natural gas, the duration and future magnitude of which are difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher sanctions as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses.

Further development and acquisitions of data centers, and the ongoing operation of the Company’s existing data centers, will require additional capital to fund expenses. The Company’s operating expenses and capital expenditures may also increase in future years as it adds consultants, personnel and equipment associated with the maintenance of its data centers and any other data centers the Company may acquire or develop, potentially leading to a decrease in the Company’s profits if its revenues do not increase correspondingly. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Natural or man-made events may cause power production to fall below expectations.

The Company’s electricity generation depends upon its ability to maintain the working order of its coal refuse power generation facility. A natural or man-made disaster, severe weather such as snow and ice storms, or accident could impede the Company’s ability to access the coal refuse that is necessary for its plant to operate, damage its transmission line preventing the Company from distributing power to the PJM grid and its Miners or require the Company to shut down its plant or related equipment, services and facilities. To the extent the Company experiences a prolonged interruption at its plant or a transmission outage due to natural or man-made events, the Company’s electricity generation levels could materially decrease. The Company may also incur significant repair and clean-up costs associated with these events. The effect of the failure of the plant to operate as planned as described above could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to operate the power generation facility as planned, which may increase its expenses and decrease its revenues and have an adverse effect on its financial performance.

The Company’s operation of the power generation facility, information technology systems and other assets and conduct of other activities subjects the Company to a variety of risks, including the breakdown or failure of equipment, plant downtimes and related maintenance costs, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact the Company’s ability to conduct its businesses efficiently and lead to increased or unexpected costs, expenses or losses. Planned and unplanned outages at the Company’s power generation facilities may require the Company to purchase power at then-current market prices to satisfy its commitments or, alternatively, pay penalties and damages for failure to satisfy them. Having to purchase power at then-market rates could also have a negative impact on the cost structure of certain of the Company’s compute power operations dedicated to mining.

Although the Company maintains customary insurance coverage for certain of these risks, no assurance can be given that such insurance coverage will be sufficient to compensate the Company fully in the event losses occur and no assurance can be given that such insurance coverage will be maintained.

The Company is exploring using its beneficial ash to capture carbon, but there is no assurance that it will be able to monetize such opportunities.

The Company produces beneficial ash, as a byproduct of the combustion process in its two plants. Bitfarms is exploring opportunities in carbon capture to see if its beneficial ash can capture CO2 from ambient air. Bitfarms is in the early stages of installing direct air capture pilot units at its Scrubgrass Plant, following prior lab-controlled testing by a third-party. The Company does not have sufficient data from its pilot unit to determine the amount of CO2 that can be captured. The Company expects to incur additional costs and expenses with establishing and running its pilot program, and if the Company ultimately decides to expand the program, such costs and expenses may be material. The Company is also exploring opportunities to monetize its carbon capture process, including sales of carbon credits in the private market or applying for certain tax credits. However, the pilot program is in its early stages, and the Company cannot make any assurances as to how successful the program may be.

75	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company’s contemplated carbon capture program is anticipated to be cash flow negative for the foreseeable future as the Company builds out the necessary infrastructure.

Such project could comprise a meaningful share of the Company’s cash flow. The Company is not expecting to generate meaningful revenues from its contemplated carbon capture program until, at the earliest, late 2025 or 2026. In the interim, the Company will be incurring costs for the testing and development of the carbon capture infrastructure, including to see, if successful, whether the process is replicable on a larger scale. Although Bitfarms believes that the program could be profitable over time, there are numerous risks and uncertainties that make its timing and quantification difficult to accurately predict. The financial impact of the Company expending capital on these activities before realizing cash flows could negatively impact the Company’s financial condition and operational results in future periods.

The Company’s inability to qualify for, obtain, monetize or otherwise benefit from Section 45Q tax credits could materially reduce its ability to develop carbon capture and sequestration projects and, as a result, may adversely impact its business, results of operations and financial condition.

The Company’s ability to successfully monetize its carbon capture program may depend on its ability to benefit from certain financial and tax incentives. In particular, on August 16, 2022, the Inflation Reduction Act (“IRA”) was enacted in the United States, which, among other things, expanded opportunities to earn tax credits provided under Section 45Q of the Internal Revenue Code of 1986, as amended (the “Code” and such credits, “Section 45Q tax credits”), which generally provides a tax credit for qualified CO2 that is captured using carbon capture equipment and disposed of in secure geological storage or utilized in a manner that satisfies a series of regulatory requirements. The availability or nature of any additional future guidance with respect to the Section 45Q tax credit, and the potential for any other legislative or regulatory changes, is not fully known and the tax law is subject to change and to regulatory guidance which may be unfavorable for the Company. The Company is exploring whether its carbon capture initiatives are eligible to qualify for Section 45Q tax credits. The earliest the Company would be in position to qualify for Section 45Q tax credits is 2025, or more likely, in 2026, if the Company is able to qualify for Section 45Q tax credits at all. Qualification for Section 45Q tax credits requires satisfaction of the applicable statutory and regulatory requirements, including, for example, that the Company use carbon capture equipment to capture qualified CO2 and that the Company physically or contractually ensures the disposal of the qualified CO2 in secure geological storage or, if the Company pursues the CO2 utilization credit under Section 45Q of the Code, that it utilizes the qualified CO2, and that such utilization is characterized and verified by a lifecycle analysis. The amount of Section 45Q tax credits from which the Company may benefit is dependent upon, among other things, its ability to satisfy certain wage and apprenticeship requirements, which the Company cannot assure you that it will satisfy. The Company cannot make any assurances that it will be successful in satisfying such requirements or otherwise qualifying for or obtaining the Section 45Q tax credits currently available or that it will be able to effectively benefit from such tax credits.

The Bitfarms management team has limited experience with carbon capture programs and initiatives.

Members of the Bitfarms management team have limited experience with carbon capture programs, initiatives, and the related and required infrastructure to develop such programs or initiatives. The Bitfarms management team may not successfully or efficiently manage the Company’s carbon capture programs or initiatives. These new obligations to potentially develop and manage the Company’s carbon capture programs and initiatives will require significant attention from the Bitfarms management team and other employees and could divert their attention away from the day-to-day management of other aspects of the business, which could adversely affect the Company’s business and financial performance.

76	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company is dependent on third-parties, including consultants, contractors and suppliers to develop and advance its carbon capture program and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the Company’s business, prospects or operations.

The Company currently relies on third-party consultants, contractors and suppliers to assist with the development of its carbon capture program and initiatives. The Company has no assurance that business interruptions will not occur as a result of the failure by these or consultants, contractors or suppliers to perform as expected. The Company cannot ensure that its consultants, contractors or suppliers will continue to perform services to its satisfaction or on commercially reasonable terms. The recent increased demand for carbon capture components and services may limit the supply of components that brokers may source for the Company. The Company’s consultants, contractors or suppliers may also decline the Company’s orders to fulfill those of the Company’s competitors, putting the Company at competitive harm.

Further, resource constraints or regulatory actions could also impact the Company’s ability to obtain and receive components needed to advance its carbon capture program and initiatives. If the Company’s consultants, contractors or suppliers are not able to provide the agreed services at the level of quality and quantity Bitfarms requires, the Company may not be able to replace such consultants, contractors and suppliers in a timely manner. Any delays, interruption or increased costs could have a material adverse effect on the Company’s business, prospects or operations.

Data Center Developments.

The continued development of existing and planned data centers is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of Management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See Note 7 - Expansion Projects, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina and Paraguay.

77	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The success of the Company’s hosting business depends in large part on the Company’s ability to attract customers in a profitable manner.

The success of the Company’s hosting business depends in large part on the Company’s ability to earn BTC and to attract customers in a profitable manner, which the Company may not be able to do if:

●	there is a reduction in the demand for BTC causing the price of BTC to fall and the demand for the Company’s hosted Mining solutions to be negatively impacted, reducing the Company’s revenue;
●	high energy costs, supply chain disruptions or government regulation compliance costs increase Mining costs and reduce revenue and profitability;
●	the Company fails to provide competitive hosting terms or effectively market them to potential customers;
●	the Company provides hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of the Company’s competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;
●	the Company fails to successfully communicate the benefits of its services to potential customers;
●	the Company is unable to provide services that its existing and potential customers desire; or
●	either the Company or its customers are unable to secure an adequate supply of new generation digital asset Mining equipment to host with the Company.

The Company generates a meaningful share of its hosting revenue from a small number of customers, and the loss of, or a significant decrease in business from, a number of these customers and/or a failure to attract new customers could have a material adverse effect on the Company’s business, financial condition, and results of operations.

To date, the Company has generated a significant share of its hosting revenue from a small number of customers. Any failure to meet customer expectations could result in the cancellation or non-renewal of hosting contracts and loss of associated revenue. Any event leading to the early termination of a hosting contract, including, but not limited to, customer bankruptcy or force majeure events that disrupt facility operations or damage customer Miners, could result in the loss of revenue associated with those contracts. If the Company were unable to offset lost revenue by refilling vacant capacity with other Miners in the case of hosting customer churn or by repossessing Miners in the case of hosting customer default, it could have a material adverse effect on the Company’s business, financial condition, and results of operations.

78	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Share Price Fluctuations.

The market price of the Company’s common shares fluctuates significantly in response to several factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. The market price of the Company’s common shares ranged from $1.49 to $3.61 on Nasdaq and CAD$2.13 to CAD$4.86 on the Toronto Stock Exchange from January 1, 2024, to December 31, 2024. Refer to “Valuation and Price Volatility of Cryptocurrencies and Mining Equipment” above for more details. Other factors that may impact the trading price of the Company’s common shares include, but are not limited to:

●	volatility in the price of Bitcoin;
●	actual or anticipated fluctuations in the Company’s results of operations and/or future prospects;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
●	addition to or departure of the Company’s executive officers, directors, and/or other key personnel;
●	additional sales or perceived sales of the Company’s common shares;
●	operating and financial performance that vary from the expectations of management, securities analysts, and investors;
●	regulatory changes affecting the Company’s industry generally and its business and operations;
●	announcements of developments and other material events by the Company or its competitors;
●	fluctuations to the costs of vital products and services used by the Company in its business;
●	changes in global financial markets, global economies, and/or general market conditions, such as interest rates;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving the Company or its competitors;
●	litigation or regulatory action against the Company;
●	news reports, investor speculation, social media, chat rooms, and other methods of information dissemination concerning trends, concerns, technological, or competitive developments, regulatory matters, and other related issues in the Company’s industry or target markets;
●	the level of short interest in the Company’s stock; and
●	current and future global economic, political, and social conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become the subject of such litigation in the future, which litigation may be expensive to defend and may divert Management’s attention and resources from the operation of the Company’s business.

In addition, the Company must comply with the continued listing requirements of the Toronto Stock Exchange, Nasdaq or any other securities exchange on which its securities are listed in the future to avoid its securities being delisted. A delisting from the Toronto Stock Exchange and/or Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market. The OTC’s lower trading volumes, transaction delays and reduced security analyst and news media coverage could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

79	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Future Capital Needs, Uncertainty of Additional Financing and Dilution.

As of December 31, 2024, the Company had cash of $59.6 million, compared to $84.0 million as of December 31, 2023. The Company expects to continue to depend upon selling BTC earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. In connection with the Stronghold Transaction, the Company issued 59,866,852 common shares, and may, in its sole discretion, as part of future offerings, issue additional common shares and/or securities convertible into or exercisable for common shares from time to time subject to the rules of any applicable stock exchange on which the common shares are then listed and applicable securities law. The Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

80	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Indebtedness.

The Company is party to various arrangements with short-term lenders as described in more detail in this MD&A, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions, and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditure or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;
●	create liens on the Company’s assets;
●	pay dividends or make other equity distributions;
●	repurchase the Company’s equity securities;
●	make certain investments;
●	sell assets; and
●	consolidate, merge, sell or otherwise dispose of all or substantially all the Company’s assets.

As a result of any such restrictive covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, debt instruments may contain affirmative covenant obligations (e.g., debt to equity ratios, EBITDA requirements, etc.) that may constrain the Company’s financing opportunities and business activities. Any violation by the Company of any of such restrictive or affirmative covenants or failure by the Company to meet payment obligations (as was the case in early 2023 in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt. The occurrence of any such violation by the Company and the exercise by its lenders of remedies with respect to any such violation could have a material adverse effect on the Company’s business, financial condition and results of operations.

81	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Hedges.

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although the Company undertakes hedging activities on a risk adjusted basis, there can be no certainty that such activities will be profitable, and these activities could result in significant losses.

In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Global Financial Conditions.

Global financial conditions over the last few years have been characterized by volatility, which has contributed to the bankruptcy of several financial institutions in the United States or the rescue thereof by governmental authorities. The continuation of such adverse economic conditions and other related factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it, or at all, and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the financial condition of the Company may suffer and the price of the Company’s common shares may be adversely affected.

The Company currently engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility, and, in the future, the Company may enter into additional hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, such as interest rates. Although hedging is expected to reduce the impact of these aforementioned risks, entering into hedging transactions may expose the Company to risks associated with such transactions. Hedging against a decline in the values of the Company’s assets caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons.

Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

82	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Employee Retention and Growth.

The Company depends on a number of key employees including, in particular, the members of the Company’s Management, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and have an adverse impact on the Company’s industry relationships, project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company has not historically purchased, and, in the future, does not expect to purchase, key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company also depends on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical standards. The Company faces competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its Management, personnel or systems will be adequate to support the Company’s operations.

Noise Pollution and Community Opposition.

The Company’s Mining operations involve the use of a large number of high-powered Miners and cooling systems that generate significant noise. This noise can pose several risks to the Company’s business including community complaints, reputational damage, litigation risk, regulatory risk, operational constraints, increased costs and opposition to expansion. These risks could lead to fines or penalties imposed by local governments, requirements to implement costly noise mitigation measures, restrictions on the Company’s operating hours, reduction of scale of the Company’s operations, stricter noise controls regulations on the Company’s operations, potential shutdown of data centers that cannot meet local noise regulations, damages resulting from lawsuits and difficulty obtaining necessary permits and approvals for expanding existing data centers or establishing new site operations. While the Company strives to be a good corporate citizen and mitigate noise impacts where possible, the inherently noisy nature of large-scale cryptocurrency Mining operations presents ongoing risks to the Company’s business that may negatively affect its financial condition and results of operations.

Land reclamation requirements may be burdensome and expensive.

The Company operates in partnership with the PADEP and local environmental authorities to reclaim coal refuse piles. Reclamation may include requirements to control dispersion of potentially deleterious effluents, treat ground and surface water to drinking water standards and reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations, the Company must allocate financial resources that might otherwise be spent on implementing the Company’s business plan. If the costs associated with the Company’s reclamation work are higher than anticipated, the Company’s financial position could be adversely affected.

83	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Changes in tax credits related to coal refuse power generation could have a material adverse effect on the Company’s business, financial condition, results of operations and future development efforts.

The profitability of the Company’s operations at Scrubgrass and Panther Creek depends, in part, on the continued availability of state renewable energy tax credits offered by the Commonwealth of Pennsylvania,US through programs such as the one established under The Alternative Energy Portfolio Standards Act of 2004 or the Coal Refuse Energy and Reclamation Tax Credit Program established by Act 84 of July 13, 2016. These tax credit programs could be changed or eliminated as a result of state budget considerations or otherwise. Reduction or elimination of such credits could materially and adversely harm the Company’s business, financial condition, results of operations and future development efforts.

The combustion of coal refuse at the Company’s Scrubgrass and Panther Creek power generating facilities is subject to environmental, safety and energy transition risks that could result in significant liabilities and adversely impact the Company’s business, financial condition and results of operations.

The Company’s operations and use of coal refuse as feedstock at its power generating facilities, including the combustion, storage, and transportation of coal refuse, present a series of environmental and human health and safety risks. Such risks, including the accidental release of coal refuse and other materials into the environment, among others, may not be fully avoidable and could cause the Company to incur significant clean-up costs and liabilities. The Company may not be able to recover some or any of these costs from insurance. The Company’s combustion of coal refuse is also subject to stringent federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. Compliance with these requirements requires significant expenditures for the installation, maintenance and operation of pollution control equipment, monitoring systems and other equipment or facilities. Any policy initiatives or directives, either at the federal or state level, limiting the Company’s ability to use coal refuse as feedstock at its Scrubgrass and Panther Creek power generating facilities could adversely impact the Company’s operations and potentially reduce the extent of the Company’s business, any of which could have a material adverse effect on the Company’s business, results of operations and financial condition.

The availability and cost of emission allowances due to the cost of coal refuse could adversely impact the Company’s costs of operations.

The Company is required to maintain, through either allocations or purchases, sufficient emission allowances for sulfur dioxide, CO2 and NOx to support the Company’s operations in the ordinary course of operating its power generation facilities. These allowances are used to meet the obligations imposed on the Company by various applicable environmental laws. If the Company’s operational needs require more than its allocated allowances, the Company may be forced to purchase such allowances on the open market, which could be costly. If the Company is unable to maintain sufficient emission allowances to match its operational needs, the Company may have to curtail its operations so as not to exceed its available emission allowances or install costly new emission controls. As the Company uses the emission allowances that it has purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase the Company’s costs of operations in the affected markets.

84	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Environmental Regulations and Environmental Liability.

The Company is subject to extensive environmental regulation by governmental authorities, including the US and Canadian federal, state, and provincial environmental agencies and attorneys general. The Company’s operations may be subject to foreign, federal, state, provincial, and local laws and regulations, related to air and water quality, hazardous and solid waste disposal, and other environmental matters. The Company may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If the Company fails to comply with these regulatory requirements, the Company could be forced to reduce or discontinue operations or become subject to administrative, civil, or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to the Company or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on the Company’s business.

The threat of climate change continues to attract considerable attention in the United States and foreign countries and, as a result, the Company’s operations are subject to regulatory, political, litigation and financial risks associated with the use of fossil fuels, including coal refuse, and emission of GHGs. New or amended legislation, executive actions, regulations or other regulatory initiatives pertaining to GHG emissions and climate change could result in the imposition of more stringent standards and could result in increased compliance costs or costs of operations.

Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state of federal court. Additionally, political, financial and litigation risks may result in the Company restricting, delaying or canceling the extent of its business activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing the ability to continue to operate in an economic manner. The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternative energy sources (such as Pennsylvania’s Tier I Alternative Energy Sources, including solar photovoltaic energy, wind power, and low-impact hydropower) that do not generally have the adverse environmental impact or regulatory scrutiny associated with the combustion of coal or other fossil fuels could also reduce demand for coal refuse power generation facility activities. The occurrence of one or more of these developments could have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, crypto asset Mining has become subject to increased scrutiny regarding its energy consumption and impact on global emissions. In the future, the EPA or other regulatory authorities may propose and finalize additional regulatory actions that may adversely affect the Company’s facilities, including its Scrubgrass and Panther Creek power generation facilities, or the Company’s ability to cost-effectively develop any new generation facilities.

85	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Environmental Regulations and Environmental Liability. (Continued)

Various environmental activist groups and non-governmental organizations have also lobbied for emissions and energy use monitoring and reporting requirements for crypto asset Mining companies or even more extensive regulation of the crypto asset Mining sector. These efforts have the potential to lead to increased regulatory burdens on the Company’s Mining operations and cause the Company reputational harm by highlighting crypto asset Mining’s impact, however proportionate or disproportionate compared to other economic sectors, on global emissions. The Company is unable to predict whether currently proposed legislation or regulatory initiatives will be implemented, but any action by the jurisdictions in which the Company operates to restrict, limit, condition, or otherwise regulate its power production or crypto asset Mining operations, as part of a climate change or energy transition policy initiative or otherwise, could adversely affect the Company’s business, financial condition, and results of operations.

The Company ceased to qualify as an “emerging growth company” as of December 31, 2024, and is required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Bitfarms was previously an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and was able to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. As an emerging growth company, Bitfarms was not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, Bitfarms ceased to qualify as an emerging growth company as of December 31, 2024.

As Bitfarms no longer qualifies as an emerging growth company, the exemption from the auditor attestation report requirements under Section 404(b) of the Sarbanes-Oxley Act no longer applies. Recent testing by Bitfarms conducted in connection with Section 404(b) of the Sarbanes-Oxley Act revealed a material weakness in its internal controls with respect to accounting for digital asset sales and warrants, which led to a restatement of the fiscal years ended December 31, 2023 and 2022 and the related management’s discussion and analysis for the year ended December 31, 2023, as well as the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023. Subsequent testing by Bitfarms’ independent registered public accounting firm conducted in connection with Section 404(b) of the Sarbanes-Oxley Act, may reveal further deficiencies in Bitfarms’ internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Bitfarms’ financial statements or identify other areas for further attention or improvement. Any material weaknesses in internal controls could cause investors to lose confidence in Bitfarms’ reported financial information, which could have a negative effect on the trading price of Bitfarms common shares. In addition, preparation of the auditor’s attestation report and the cost of compliance with reporting requirements that Bitfarms has not previously implemented have increased, and will continue to increase, Bitfarms’ expenses and require significant management time, and investors may find Bitfarms common shares less attractive because of the additional compliance costs, which could have a negative impact on the trading price of Bitfarms common shares.

86	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.

On April 22, 2024, Bitfarms received an unsolicited proposal from Riot to acquire 100% of the issued and outstanding common shares of Bitfarms (the “Unsolicited Proposal”). A special committee of the Board, consisting solely of independent directors (the “Bitfarms Special Committee”), considered the Unsolicited Proposal and determined it significantly undervalued Bitfarms and its growth prospects. On June 24, 2024, the Unsolicited Proposal was withdrawn; however, Riot requisitioned a special meeting of Bitfarms shareholders (the “Bitfarms Special Meeting”) for the purpose of replacing a majority of the Board with three of its nominees and initiated a hearing before the Capital Markets Tribunal of the Ontario Securities Commission. On September 3, 2024, Riot amended its requisition, instead seeking to replace two members of the Board with two of its nominees at the Bitfarms Special Meeting and also threatened litigation.

On September 23, 2024, Bitfarms entered into a settlement agreement (the “Settlement Agreement”) with Riot, pursuant to which, among other things, Riot agreed to withdraw its June 24, 2024 requisition and to accept customary standstill provisions through Bitfarms’ 2026 annual meeting, subject to certain exceptions, and Bitfarms agreed to make certain changes to its Board, including the resignation of an existing director, the appointment of a nominee of the investor to the Board and the governance and nominating and compensation committees of the Board, and to seek approval from the Bitfarms shareholders at the Bitfarms Special Meeting to, among other things, expand the Board from five to six members and elect an independent director nominated by the Board to serve as the sixth member of the Board. Bitfarms also provided Riot with certain rights (subject to certain exceptions) to purchase shares of Bitfarms, provided the investor holds 15% or more of the outstanding Bitfarms common shares.

The events surrounding the Unsolicited Proposal, Bitfarms Special Meeting, Settlement Agreement and related circumstances and Bitfarms’ responses thereto required significant time and attention by Bitfarms’ management team and Board and required Bitfarms to incur significant legal and advisory fees and expenses. In the future, similar actions taken by third parties, including unsolicited takeover proposals, the initiation of proxy contests and litigation by adverse parties could disrupt Bitfarms’ business, distract Bitfarms from efforts to improve its business, cause Bitfarms to incur substantial additional expenses, create perceived uncertainties as to Bitfarms’ future direction and result in significant fluctuations in the price of Bitfarms common shares, all of which could harm Bitfarms’ business and materially and adversely affect its results of operations.

Significant costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies.

As a public company, the Company incurs significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations and Toronto Stock Exchange and Nasdaq listing requirements. In particular, the Company has needed, and continues to need, to enhance and supplement its internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable the Company to satisfy such reporting obligations.

87	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Expense and impact of restatement of the Company’s historical financial statements.

Bitfarms determined that the consolidated financial statements as at and for the fiscal years ended December 31, 2023 and 2022 and the related management’s discussion and analysis for the year ended December 31, 2023, as well as the unaudited interim condensed consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 and the related management’s discussion and analysis for the three and nine months ended September 30, 2024, should be restated (the “Restatement”) in response to the SEC staff’s comments and to: (a) correct a material error in the statement of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities; and (b) correct errors identified in the Company’s accounting for the 2023 exercises of warrants issued in connection with a private placement financing in 2023, resulting in an increase in the share capital and net financial expenses. For more information, see Section Management’s Report on Internal Controls over Financial Reporting to the Financial Statements. It is difficult to predict all of the ramifications to the Company from the Restatement. The restatement process was time and resource-intensive and involved substantial attention from management and significant costs and expenses, including for professional advisors assisting with the Restatement.

Although the Restatement is now completed, it is possible that the Company will receive inquiries from the SEC, Canadian securities regulators, TSX and/or Nasdaq regarding the restated financial statements or related matters, which could consume a significant amount of resources and could cause shareholders, investors and business partners to lose confidence in the accuracy and completeness of the Company’s financial statements, which may cause the market price of the Company’s common shares to decline. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility in stock prices and declines in stock prices and shareholder lawsuits, which can be expensive to defend and divert Management attention and resources. The Company may suffer similar consequences as a result of the Restatement.

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards.

Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear how BTC miners (in particular, non-U.S. companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the SEC, particularly as they relate to the Company and the financial accounting of its BTC-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards.

88	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards. (Continued)

In addition, the accounting policies of many BTC Mining companies are being subjected to heightened scrutiny by regulators and the public. More specifically, the Company had previously received comments from the staff of the SEC’s Division of Corporation Finance Office of Crypto Assets on the financial statements included in the Company’s annual reports on Form 40-F for the years ended December 31, 2022 and 2023 filed with the SEC, which comments focused on the accounting of the Company’s BTC-related operations.

It is possible that, as a result of the SEC’s determinations as to the application of the relevant IFRS Accounting Standards, the Company could be obligated in the future to further restate historical financial statements. In connection with any such restatement, as well as the Restatement, the market price of the Company’s common shares could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the SEC or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, any continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company, the financial accounting of its BTC-related operations and the SEC comments the Company has previously received in respect of such matters, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Internal Control Material Weakness.

Under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company is required to document and test its internal control procedures and prepare annual management assessments of the effectiveness of the Company’s internal control over financial reporting. The Company’s assessments must include disclosure of identified material weaknesses in its internal control over financial reporting. The Company’s independent registered public accounting firm must also attest to the effectiveness of the Company’s internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of the Company’s financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to the Company’s business. Additionally, the Company may not be successful in remediating any deficiencies that may be identified.

Management identified a material weakness in the effectiveness of the Company’s ICFR for each of the years ended December 31, 2021, 2022, 2023 and 2024 related to controls over accounting for complex transactions. For more information, including a description of the remediation efforts that the Company believes are required to address the identified material weakness, refer to the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in this MD&A. The Company cannot assure investors that the measures the Company has taken or, in the future, will take will in fact be sufficient to remediate the control deficiencies that led to the material weakness in its ICFR or that such measures will prevent or avoid potential future material weaknesses, and the Company’s current controls and any new controls that it develops may become inadequate because of changes in conditions in the Company’s business. Further, additional weaknesses in the Company’s ICFR may be discovered in the future.

89	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Internal Control Material Weakness. (Continued)

If the Company is unable to remediate its material weakness or any future material weaknesses and otherwise implement and maintain effective ICFR, there may be material misstatements in the Company’s consolidated financial statements, the Company may be unable to comply with its reporting obligations on a timely basis, or the Company may fail to prevent or detect fraud. In any such case, the price of the Common Shares could be negatively impacted, and the Company could be unable to raise additional capital on terms acceptable to Management or at all. The lack of effective internal controls could thus materially adversely affect the Company’s financial condition and ability to implement the Company’s business plan.

Even if the Company were to conclude in the future that its ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, because of its inherent limitations, ICFR may not prevent or detect all instances of fraud or misstatements. Regardless of how well designed and operated a control system may be, it can only provide reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Political and Regulatory Risk.

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Quebec, Canada, the United States (including, in particular, the States of Washington and Pennsylvania), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See section 7b - Argentina Expansion, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost, and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right, to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in unfavorable conditions relating to the liquidity of and value of an investment in the Company’s common shares, such as restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares or in the securities of companies in the Mining industry. Any such unfavorable conditions could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

90	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Political and Regulatory Risk. (Continued)

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. For example, novel or unique assets such as BTC and other digital assets may be classified as securities if they meet the definition of investment contracts under applicable securities laws. In recent years, the offer and sale of digital assets other than BTC, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the U.S. Securities and Exchange Commission (the “SEC”). While the Company believes that BTC is unlikely to be considered an investment contract and, thus, the BTC it holds is unlikely to be considered a security under the investment contract definition, the Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including BTC, will never be classified as securities under applicable securities laws. If BTC is considered a security, the Company may be required to register as an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), and comply with other requirements applicable to investment companies, which would, in turn, cause the Company to incur significant expenses, thereby materially and adversely impacting an investment in the Company. In addition, registration as an investment company may not be possible under the 1940 Act or may require meaningful corporate changes to effectuate, which, in turn, may have a material adverse effect on the Company’s business, financial condition and results of operations. The effect of any future such regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, but any such change could be substantial and adverse to the Company.

The attitude toward and regulations applicable to foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which the Company operates may also change, including changes that are adverse, rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

In Canada, the Budget Implementation Act, Bill c.47, implements certain tax measures which include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. As currently enacted, the legislation imposes restrictions on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada. The Company does not currently accrue for the recovery of these taxes. The Company is currently in discussions with Canadian tax authorities to determine whether the exemption provisions included in the legislation are applicable to relieve the Company of this potential financial burden. The timing for resolution of those discussions as well as the likelihood of a favorable outcome to the Company is currently unknown.

91	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Political and Regulatory Risk. (Continued)

Similarly, various branches, departments and agencies of the federal government in the U.S. as well as certain U.S. state governments have enacted legislation and/or regulations, solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining operations, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. The Company will continue to monitor for developments in U.S. federal and state-level legislation, guidance or regulations applicable to the Company and its operations.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses.

The current and future operations of the Company, including development activities and Mining operations on its properties, may require permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all, or otherwise maintained or that applicable laws and regulations will not have an adverse effect on any Mining projects or related activities that the Company might undertake.

Server or Internet Failures.

At any time, the servers or central processing units utilized by the Company could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and the daily evaluation of the technical condition of the data centers that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time or any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

In addition, Internet disruptions or failures may adversely affect the Mining and use of cryptocurrencies, including BTC. Generally, cryptocurrencies and the Company’s business of Mining BTC are dependent upon the Internet. A significant disruption or failure of Internet connectivity, including of the Company’s backup Internet connection, could disrupt the network operations of cryptocurrencies until the disruption is resolved and have an adverse effect on the price of BTC and the Company’s ability to mine BTC.

92	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging Legislation and Scrutiny Regarding Human Rights Issues.

Emerging legislation in multiple jurisdictions is intensifying investor, stakeholder and public scrutiny on human rights issues that include, among other matters, forced labour, child labour and other slavery-like practices; displacement of local communities; discrimination by race, age, gender, sexuality and other protected attributes; and underpayment for labour or services provided. Although the Company does not tolerate slavery, forced labor, or human trafficking in any form and will not knowingly work with third-parties who engage in these practices or permit their subcontractors to engage in these practices, the Company conducts business on a global scale and interacts with a number of different parties. Accordingly, the failure to identify and respond to human rights issues can lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

In force since January 1, 2024, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act introduces a statutory requirement to report on the steps taken by in-scope entities, including the Company, to prevent and reduce the risk that forced labour or child labour is used at any step in the production of goods in Canada or goods that are imported into Canada. Although the Company does not anticipate that this legislation will have a material impact on its operations, it is impossible to predict how additional legislation or increased scrutiny from human rights groups regarding the cryptocurrency industry and related supply chains may affect the Company going forward, particularly in the complex socio-economic and socio-political jurisdictions in which the Company conducts its business.

The Company is committed to protecting human rights and has adopted a Code of Business Conduct and Ethics, along with other policies, to support such commitment, including its own Vendor and Suppliers Due Diligence process in order to mitigate third party-risks. Such policies and procedures may not minimize or prevent human rights issues. Any future failure to identify and respond to human rights issues, despite our efforts, may lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

Erroneous Transactions and Human Error.

Cryptocurrency transactions are irreversible. Improper or compromised transfers are also generally irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company may also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

93	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Erroneous Transactions and Human Error. (Continued)

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms’ operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;
●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;
●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	General economic conditions and the regulatory environment relating to digital assets; and
●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Insurance risks.

Where considered practical to do so, the Company maintains, and intends to continue maintaining, insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, contains, and may in the future contain, exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the cryptocurrency industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered by Management to be too expensive relative to the perceived risk.

The Company’s BTC, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of an aggregate of $100.0 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, may not be sufficient to make the Company whole for any BTC that are lost or stolen from the Company’s accounts. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company that are not adequately covered by insurance or for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Corruption.

Fraud, bribery and corruption are more common in some jurisdictions than in others. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company currently has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. While the Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage if any fraud, bribery or corruption is perpetrated by or on behalf of the Company.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

U.S. Foreign Corrupt Practices Act and Similar Legislation.

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which laws, if violated, often provide for the levy of substantial penalties against offending parties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to varying degrees, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as its business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Company.

95	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

U.S. Foreign Corrupt Practices Act and Similar Legislation. (Continued)

The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company, or any of its employees or contractors, could be charged with bribery or corruption as a result of the actual or perceived unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company or its directors, officers, employees or contractors, or a finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Political Instability.

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency Mining, including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency Mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure and the expropriation of property interests. The occurrence of any of the foregoing could result in conditions that have a material adverse impact on the Company and its operations.

96	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of the Company’s shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Company’s shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

20. SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements requires Management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual outcomes could differ from these estimates.

The Financial Statements include estimates that, by their nature, are uncertain. Key areas of estimation uncertainty include those relating to:

●	revenue recognition (Note 4 and Note 8 to the Financial Statements);
●	digital assets (Note 4 and Note 8 to the Financial Statements);
●	liquidity risk and going concern (Note 2 and Note 4 to the Financial Statements);
●	leases (Note 4 and Note 19 to the Financial Statements);
●	property, plant and equipment and intangible assets (Note 4, Note 12 and Note 13 to the Financial Statements);
●	impairment and reversal of impairment of non-financial assets (Note 4 and Note 11 to the Financial Statements);
●	contingent liability (Note 4 and Note 14 to the Financial Statements); and
●	measurement of financial instruments (Note 4 and Note 23 to the Financial Statements).

The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Refer to Note 4 to the Financial Statements for more information regarding the Company’s significant accounting estimates.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

98	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	future Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of Mining Pool operator;
●	reliance on foreign Mining Pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	the ability to attract and retain customers for the Company’s hosting business;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;

99	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	limited operating history and limited history of de-centralized financial system;
●	limited experience of Company’s management in AI/HPC
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;

●	risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits; or

●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected.

100	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
Artificial Intelligence (AI)	A branch of technology enabling computers and machines to replicate human-like abilities, including learning, understanding, problem-solving, decision-making, creativity, and autonomous action.
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Block Reward	A Bitcoin Block Reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Gigawatt or GW	A gigawatt is 1,000 megawatts of electricity and, in the industry of cryptocurrency Mining, can be a reference to the number of gigawatts of electricity per hour that is available for use.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Hashrate Under Management	Hashrate from the Miners the Company owns and from Miners hosted and managed by the Company.
High Performance Computing (HPC)	Advanced computing capability that allows for rapid data processing and complex calculations at exceptionally high speeds, essential for handling large datasets and complex computational tasks.
Hosting	A service in which a company provides infrastructure, power, and cooling solutions to house and operate cryptocurrency mining equipment owned by clients.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.
Network Difficulty	Network Difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network Hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to generate BTC exposure with inherent risk management, capital efficiency and leverage characteristics.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

103	Page